UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD LOOKING INFORMATION

The discussion of our Operating and Financial Review and Prospects in this Form 6-K contains forward-looking statements based on beliefs of our management. We use words such as “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or other words or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties: Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, particularly in Europe with the ongoing crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts, the targeted revenues, operating margin and operating cash flow, the exit of unprofitable contracts and markets at a reasonable cost, the overall targeted cost savings and assets sales, and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties is set forth in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), under the heading “Risk Factors”, and such risks and uncertainties are updated or supplemented in Section 1.11, “Risk Factors”, of this Form 6-K. The forward looking statements set forth in the discussion of our Operating and Financial Review and Prospects below include, but are not limited to:

•	statements regarding our Shift plan and expected financial results for 2015 and other future periods;

•

statements regarding contingencies inherent in all business activities, including companies’ and customers’ expenditures, debt and capital market conditions and the competitive and regulatory environment;

•	statements regarding the expected level of restructuring costs and capital expenditures; and

•	statements regarding the amount we will be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments.

These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

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PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2013 (the “first half 2013 unaudited interim condensed consolidated financial statements”) and the related notes presented elsewhere in this document. Our first half 2013 unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As of June 30, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

•

The following published IASB financial reporting standards, amendments and interpretations that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014. Nevertheless, the EU allows them to be adopted early, which the Group has done:

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011); and

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);.

•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

As a result, the Group’s unaudited interim condensed consolidated financial statements, for the periods presented in this document, would be no different if we had applied International Financial Reporting Standards as issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2013

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted

•	IFRS 13 “Fair Value Measurement” (issued May 2011);

•	IAS 19 “Employee Benefits” (revised and issued June 2011);

•	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

•	Amendments to IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	Amendments to IFRS 1 “Government Loans” (issued March 2012), and

•	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014. Nevertheless, the EU allows them to be adopted early, which the Group has done

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

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•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

Published IASB financial reporting standards, amendments and interpretations that are not mandatory and that the EU has not endorsed

•	IFRS 9 “Financial Instruments” (issued October 2010);

•	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012);

•	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets (issued May 2013); and

•	IFRIC Interpretation 21 “Levies” (issued May 2013).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012 included in our annual report on form 20-F for fiscal year 2012 (the “2012 audited consolidated financial statements”) except that the Group now applies IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” as described in Note 4 to our first half 2013 unaudited interim condensed consolidated financial statements (all further references in this report to a financial statement note is to a note of such unaudited financial statements, unless otherwise specified). The Group also applies IFRS 10, IAS 27, IAS 28 and IFRS 12 but they have no impact on the Group’s financial statements.

CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our first half 2013 unaudited interim condensed consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to our first half 2013 unaudited interim condensed consolidated financial statements and more fully in Note 1 of our 2012 audited consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	June 30, 2013	December 31, 2012
Valuation allowance for inventories and work in progress on construction contracts	(460)	(449)

	Six months ended June 30, 2013	2012
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(71)	(171)

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b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n to our 2012 audited consolidated financial statements.

(In millions of euros)	June 30, 2013	December 31, 2012
Accumulated impairment losses on customer receivables	(140)	(120)

	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(25)	(5)

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008, 2012 and first half of 2013 (see below). The remaining outstanding net amounts as of June 30, 2013 are €1,778 million of goodwill and €601 million of intangible assets.

Capitalized development costs

(In millions of euros)	June 30, 2013	December 31, 2012
Capitalized development costs, net	419	421

	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	2	(122)

The criteria for capitalizing development costs are set out in Note 1f to our 2012 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offerings for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted, and as a result, capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

A reversal of the impairment loss accounted for in 2012, for an amount of €2 million, was recorded as of June 30, 2013.

No impairment loss of net capitalized development costs was accounted for during the six months ended June 30, 2012.

Other intangible assets

(In millions of euros)	June 30, 2013	December 31, 2012
Other intangible assets, net	706	754

	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(191)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets in December 2012.

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As a result of this impairment test, triggered by changes in the CDMA market conditions, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

A reversal of the impairment loss accounted for in 2012, for an amount of €3 million, was recorded as of June 30, 2013.

No impairment loss on other intangible assets was accounted for during the six months ended June 30, 2012.

Goodwill

(In millions of euros)	June 30, 2013	December 31, 2012
Goodwill, net	3,253	3,820

	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(574)	(522)

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g to our 2012 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rates used for the annual and additional impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11% in the first half of 2013 and in 2012 respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

As indicated in Note 1g to our 2012 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The announcement made on June 19, 2013 concerning the Group’s new strategy notably includes the implementation of The Shift Plan, which will lead to additional costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain Product Divisions and principally in the Wireless Product Division.

Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of the new organization as from January 1, 2013 until July 1, 2013, and, more particularly, as a result of the inclusion in the new Product Divisions of the Maintenance activity that formerly was a separate Product Division, we have allocated a significant amount of additional goodwill to the new Wireless Product Division.

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Based on the estimated impact of The Shift Plan on the recoverable value of certain Product Divisions, it was decided, as prescribed by IAS 36 “Impairment of Assets”, to perform a selective impairment test as of June 30, 2013 on three Product Divisions (i.e. Wireless, Optics Terrestrial and Enterprise). Assumptions taken in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan. As a result of this selective additional impairment test all the goodwill related to the Wireless PD was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other PDs.

For the Optics Terrestrial PD, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this PD as of June 30, 2013 was € 234 million, including goodwill of € 289 million.

The key assumptions used to determine the recoverable value of this PD were the following:

•	discount rate of 11%;

•	perpetual growth rate of 1.0%; and

•	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this PD by € 24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this PD by € 4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this PD by € 267 million, leading to a goodwill impairment loss of € 131 million.

For the Enterprise PD, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to € 113 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this PD as of June 30, 2013 was € 244 million.

The key assumptions used to determine the recoverable value of this PD were the following:

•	discount rate of 11%; and

•	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this PD by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this PD by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g to our 2012 consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012 to reduce the carrying values of certain Product Divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various Product Divisions, €431 million was recorded in the Optics Product Division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions Product Division and €8 million in the Networks Built Division).

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The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in Q4 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program, as detailed in Note 2k to our 2012 audited consolidated financial statements. The key assumptions used included, among other things, the following elements:

•	discount rate of 11%;

•	perpetual growth rates ranging from 0% to 2.5%; and

•	the Performance Program launched in 2012 that aimed to achieve cost savings of €1,250 million by the end of 2013 (see subsection k below).

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of Cash Generating Units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

•	discount rate of 11%;

•	perpetual growth rate of 1.5%; and

•	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

d/Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to a lower asset utilization than had been previously estimated.

A reversal of this impairment accounted for in 2012, for an amount of €17 million, was recorded as of June 30, 2013 and a new impairment loss of € 4 million was accounted for on real estate assets during the six-month period ended June 30, 2013.

No impairment losses on property, plant and equipment were accounted for in the six months ended June 30, 2012.

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e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	June 30, 2013	December 31, 2012
Related to construction contracts	86	112
Related to other contracts	365	398
Total	451	510

For more information on the impact on the 2012 net result of the change of these provisions, refer to Note 29 to our 2012 audited consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax basis of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	June 30, 2013	December 31, 2012
Related to the United States	797	770	(1)
Related to other tax jurisdictions	228	215
Total	1,025	985

(1)

Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l to our 2012 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent are €326 million as of June 30, 2013 (€329 million as of December 31, 2012).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financial results.

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Weighted average rates used to determine the pension and post-retirement expense	Six months ended June 30, 2013	Six months ended June 30, 2012	2012
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.92%	3.67%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 8 million increase in pre-tax income during the first six months of 2013 (€ (64) million decrease in pre-tax income during the first six months of 2012 and € 28 million increase in pre-tax income during 2012). Included in the €8 million increase in pre-tax income during the first six months of 2013 was a €56 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans and a €36 million gain as a result of certain changes to the French AUXAD supplemental pension plan (included in the €28 million increase in 2012 was a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan) as described in Note 21.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and, for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non-U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2012 net pension and post-retirement result (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately € 52 million and € (41) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our United States plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

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Mortality assumptions

As there are less and less experience data, because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of our U.S. pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our Group’s U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. If the June 30, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of June 30, 2013, equity would be negatively impacted by approximately €274 million, since our U.S. management pension plan has a material investment in these asset classes and the asset ceiling described below is not applicable to this plan.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected on our consolidated income statement and a €6 million profit reflected on our consolidated statement of comprehensive income, in each case for the year ended December 31, 2010 (refer to Note 9 to our 2012 consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 26 to our 2012 audited consolidated financial statements). One additional provision of the PPACA pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact of such provision, working with the very limited available guidance. However, notwithstanding the uncertainty surrounding the appropriate methodology to be used, and regardless of the assumptions made, the impact was considered as not material. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19 revised, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

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The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2012 audited consolidated financial statements), we estimated that, as of December 31, 2012, the excess of assets above 120% of the plan obligations was US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. occupational retirees who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this retiree life insurance liability.

h/ Revenue recognition

As indicated in Note 1m to our 2012 consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our financial condition.

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m to our 2012 audited consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

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For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our financial condition could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see paragraph b above).

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25 to our 2012 audited consolidated financial statements. All of our convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q to our 2012 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 to our 2012 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q to our 2012 audited consolidated financial statements, has been recorded in “other financial income (loss)” as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$(229) million or €(178.1) million for 2012.

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Because of the new accounting treatment described above, the carrying value of the Alcatel-Lucent USA Inc. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). On May 14, 2013, we made an offer to purchase and cancel these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal outstanding of U.S.$ 1 million as of June 15, 2013. At June 30, 2013, and as described in Notes 16 and 18 of our first half 2013 unaudited interim condensed consolidated financial statements, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Further changes in estimates in respect of the 2.875% Series B convertible debentures may occur in the future, in which case the carrying value of the debentures could be further adjusted.

k/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of The Performance Program to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of June 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k to our 2012 audited consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or work councils.

We estimate total restructuring costs related to the Performance Program at €0.9 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and work councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of June 30, 2013, we had expensed €0.6 billion of restructuring costs (€0.4 million as of December 31, 2012). The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of June 30, 2013 and December 31, 2012, from the value in use determined for the additional selective impairment test of goodwill performed in Q2-2013 and from the 2012 annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c to our 2012 audited consolidated financial statements. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a sales multiple and an operating profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

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1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2013

In the first half of 2013, the telecommunications market saw mixed trends across different regions – as strong investments in LTE were widespread in the US, cautiousness continued in Europe given austerity measures, network investments in China paused in preparation of upcoming LTE rollouts and political unrest continued to impact the Middle East and Africa.

In addition to the regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in the first half of 2013, as the telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. The growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through FTTx and LTE and new digital services delivery. Networks interconnect with cloud services, hosting enterprise applications and consumer applications, and webscale companies and large enterprises drive the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the industry transformation, impacting fixed and mobile broadband as well as cloud services.

This combination of regional and industry trends resulted in continued cautious overall spending in the market for telecommunications equipment and related services in the first half of 2013. These trends were also a key driver of how our own business performed in the first half of 2013 (all revenue percent increases/decreases below are in the first half of 2013 as compared to the first half of 2012):

•

Service providers continued to view IP as a major area of investment in the first half of 2013, as evidenced by our 14.0% growth in revenues in our IP division. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul. In the first half of 2013, we witnessed double-digit growth in the IP area across the Americas and Asia-Pacific regions, as well as a return to growth in our Europe, Middle East and Africa (EMEA) region in the second quarter of 2013.

•

Our Optics division declined 11.2% as spending for legacy SONET/SDH equipment remained in secular decline in the first half of 2013, while our WDM business showed mixed trends, particularly with growth in the Americas and Asia-Pacific regions.

•

Our Wireless division increased 1.8%. Within the Wireless business, we witnessed strong period-over-period growth in 4G LTE as well as RFS, which includes cable, antenna and tower systems, both of which were driven by growth in the US. This growth was tempered by overall declines in our 2G/3G technologies, as next-generation technologies have become the focus for investment with service providers.

•

Our Fixed Networks division, which consists largely of fixed broadband access equipment along with our legacy switching business, increased 5.7%, as momentum in copper projects has been led by both Europe and the US, while fiber rollouts for nationwide broadband initiatives continued to drive strength in fiber-based access equipment.

•	Our Platforms division increased 12.2%, driven by specific strength in our Customer Experience Solutions, Advanced Communications (IMS), Subscriber Data Management and Payment & Charging businesses.

•	Our Services division increased 27.6% as network rollouts in the US drove demand for Network Build and Implementation and Integration services.

•	Revenues in our Focused Businesses declined 20.1%, as we experienced declines in both the Enterprise and Submarine businesses.

•

Revenues in our Managed Services decreased 9.9%, resulting from the renegotiating or exiting out of margin-dilutive contracts, which we had announced we would undertake to do as part of our Performance Program initiative in 2012.

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To better align ourselves with these industry and business trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

A detailed description of The Shift Plan can be found in Section 1.10 “Strategy and Outlook through 2015.”

1.2 HIGHLIGHTS OF RECENT EVENTS

Repurchase of convertible bonds. Following the repurchase offer for our 2015 OCEANE (bonds convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent) announced on June 26, 2013 (see below, Section 1.3 “Highlights of transactions during the six months ended June 30, 2013”, sub-heading “Issuance of convertible bonds and repurchases of notes and convertible bonds”), we carried out a standing repurchase order process (procédure de désintéressement) in France for the 2015 OCEANE outstanding after the repurchase offer. On the settlement date of the orders (July 16, 2013), we purchased 88% of the outstanding 2015 OCEANE. The price per bond was €3.37 (excluding accrued interest from July 1, 2013 to July 16, 2013) and the total amount paid was approximately €449 million, corresponding to a nominal value of approximately €430 million.

Long-term compensation. In the context of the The Shift Plan announced on June 19, 2013, Alcatel-Lucent adopted, on July 12, 2013, the following long-term compensation plans in favor of certain employees of the Group:

The Board of Directors authorized the grant of 22,417,900 stock options in favor of 2,051 employees of the Group, which do not include any member of the Leadership Team put in place as part of The Shift Plan. Each option gives the right to subscribe to one Alcatel Lucent share of 0.05 Euro par value, without any performance condition, but subject to the beneficiary’s presence in the Group at the time of its vesting. The exercise price, which is based on the average of opening prices of the Alcatel Lucent share price on NYSE Euronext Paris market during the 20 trading days from June 14, 2013 to July 11, 2013, is € 1,50 per share. The conditions of the plan are similar to those of the 2012 annual stock option plan as described in Section 7.2.1.5 “Stock options” of the 2012 20-F, with the exception of the unavailability period of four years which is no longer applicable to the beneficiaries employed by French companies of our Group, pursuant to the 2013 French Finance law.

The Board of Directors authorized the grant of 2,368,500 performance shares to 47 beneficiaries, the vesting of which is subject to the fulfillment of certain conditions concerning the performance of the Alcatel-Lucent share price, assessed over the entire duration of the vesting period and to the beneficiaries’ presence within the Group. This plan included a grant of 966,000 performance shares to some members of the Leadership Team, with the exception of the Chief Executive Officer. The presence and performance conditions are similar to those of the 2012 annual performance share plan as described in Section 7.2.1.2 “Performance shares” of the 2012 20-F.

Significant shareholding. According to the notification filed with the French securities market authorities and sent to Alcatel Lucent on July 24, 2013, the Capital Group Companies, Inc., (USA) holds, after acquiring a significant shareholding in Alcatel Lucent, a total of 123 228 948 shares of the company, representing 5.29% of the share capital and 5.19% of the voting rights.

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1.3 HIGHLIGHTS OF TRANSACTIONS DURING THE SIX MONTHS ENDED JUNE 30, 2013

2012 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2012 results. This proposal was approved at our Annual Shareholders’ Meeting on May 7, 2013.

Appointment of new CEO and of Vice-Chairman of the Board of Directors. On February 22, 2013, Alcatel Lucent announced the nomination of Mr. Michel Combes as Chief Executive Officer (CEO) effective on April 1, 2013. Mr. Michel Combes has joined our Board of Directors, his nomination as Director has been approved at our Annual Shareholders’ Meeting on May 7, 2013. He succeeded Mr. Ben Verwaayen, who had decided not to seek re-election as a director at such meeting, and who had stepped down as CEO.

On February 22, 2013, our Board of Directors also approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

Launch of The Shift Plan. On June 19, 2013, we launched The Shift Plan which, upon implementation, is designed to transform our Company into an IP (Internet Protocol) networking and ultra-broadband specialist, refocused and unlocking innovation, with a growing and cash generative business and a sound balance sheet by the end of 2015. (for a detailed description of The Shift Plan, refer to Section 1.10 “Strategy and outlook through 2015”).

Completion of multi-year financing commitments. On January 30, 2013, we announced the closing of the financing transaction initiated in December 2012 for an increased amount totaling €2 billion from € 1.615 billion (see below, Section “Other matters” in “Highlights of transactions during 2012”, and Section 6.6 “Liquidity and Capital Resources”, sub-heading “Capital resources” of our 2012 20-F).

In connection with that transaction, the existing unsecured revolving credit facility was terminated.

Issuance of convertible bonds and repurchases of notes and convertible bonds. On April 30, 2013, we made a cash tender offer to repurchase notes and bonds (2014 notes, 2015 convertible bond OCEANE, and 2016 senior notes). Repurchases of those notes and bonds took place after the closing of the repurchase offer. Overall, in May and June, we repurchased and cancelled notes and bonds of an aggregate nominal value of €446 million, for a total cash amount paid of €462 million, excluding accrued interest.

On May 14, 2013 Alcatel -Lucent USA Inc. launched an offer to purchase its 2.875% Series B convertible senior debentures due in 2025 at the option of the holders. The offer to purchase was made pursuant to the terms of the indenture governing the debentures. As of June 15, 2013, a principal amount of U.S.$764 million of debentures, representing approximately 99.8% of the debentures outstanding at March 31, 2013, was surrendered by their holders, and repurchased and cancelled by Alcatel -Lucent USA Inc.

On June 26, 2013, as a first measure under The Shift Plan toward the objective of reprofiling our debt, we launched a convertible bond offering. The bonds are convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (we refer to these convertible bonds as OCEANE). The bonds bear a 4.25% annual interest rate and the initial conversion price is €1.80, equivalent to a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent. The bonds are redeemable at par, on July 1, 2018. Early redemption at our option is possible under certain conditions. On the settlement date (July 3, 2013), the proceeds of this offering, including the over-allotment option, were approximately €621 million, corresponding to a nominal value of €629 million.

Concurrently, we started a reverse bookbuilding process to repurchase and cancel some of our existing OCEANE due 2015. On settlement date for the repurchase (July 4, 2013), we purchased 39.40% of the outstanding 2015 OCEANE. The price per OCEANE was €3.37 (excluding accrued interest from July 1, 2013 to July 4, 2013) and the total amount paid was approximately €332 million, corresponding to a nominal value of approximately €318 million.

Changes in credit rating and watch list. On June 21 2013, Standard & Poor’s lowered the ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B rating on Alcatel-Lucent’s short-term debt, and lowered the rating on the Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from CreditWatch with negative implication. The outlook was negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

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End of joint venture with Bharti Airtel. In February 2013, we decided with Bharti Airtel to discontinue the joint venture formed in 2009 for the management of Bharti Airtel’s pan-India broadband and telephone services and to help Bharti Airtel’s transition to a next generation network across India. As a result, the former joint venture’s operations were absorbed into a new business entity set up by Bharti Airtel.

1.4 HIGHLIGHTS OF TRANSACTIONS DURING 2012

DISPOSITIONS

Disposal of Genesys. On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

OTHER MATTERS

Multi-year financing commitments. On December 14, 2012, we announced that we had entered into fully-committed € 1.615 billion Senior Secured Credit Facilities underwritten by Credit Suisse AG and Goldman Sachs Bank USA. Alcatel-Lucent USA Inc. is the borrower under these Senior Secured Credit Facilities, and Alcatel-Lucent and some of its material subsidiaries are guarantors. The Senior Secured Credit Facilities are denominated in U.S. dollars and in euros, and have maturities of three and a half to six years. The three Senior Secured Credit Facilities are secured by part of the intellectual property portfolio of Alcatel-Lucent, shares of subsidiaries of the Group, certain intercompany loans and certain tangible and intangible personal property of some companies of our Group (all as more detailed in Section 1.8 “Liquidity and Capital Resources”, sub-heading “Capital Resources” – 2013 Senior Secured Credit Facilities), and include customary terms and conditions corresponding to this type of financing, but with no financial maintenance covenant (a covenant the calculation of which is usually tested quarterly and which measures the capacity of the borrower to repay debt).

Launch of The Performance Program. On July 26, 2012 we launched The Performance Program, with which we expected to achieve € 750 million in cost reductions, in addition to those previously announced in 2011, totaling € 1.25 billion of cost savings by the end of 2013 when taking into account our fixed and variable cost savings of close to €650 million in 2012. This program included reductions of approximately 5,500 global headcount across the Group and of approximately 1,400 contractors, exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

As a part of The Performance Program, a new organization became effective as of January 1, 2013 (see Section 5.1 “Business organization” of the 2012 20-F and Note 5 to our first half 2013 unaudited interim condensed consolidated financial statements).

Repurchases of convertible bonds. In February 2012, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds due June 2025 for U.S.$ 110 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$ 116 million. This represents 13% of the total U.S.$881 million nominal value of such bonds outstanding at December 31, 2011.

Repayment of notes issued in 2010. In February 2012, we repaid the notes that we had issued in July 2010 with maturity in February 2011 (then extended to February 2012) and in October 2010 with maturity in February 2012, for an aggregate €50 million in nominal value. In May 2012, we repaid the notes that we had issued in July 2010 with maturity in May 2011 (then extended to May 2012) for an aggregate €50 million in nominal value.

Change in credit ratings. On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

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On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

Agreement with RPX concerning our patents. On February 9, 2012 we entered into an agreement with RPX Corporation (“RPX”), a company active in the patent risk solutions business, pursuant to which, for a finite period, RPX will offer access to our worldwide patent portfolio through non-exclusive patent licenses to be entered into between members of the RPX client network and Alcatel-Lucent. License fees will vary depending upon company size, portfolio applicability, technology areas and other relevant factors. On July 26, 2012 we announced that this agreement was amended to remove exclusivity, and that we decided to create a dedicated profit center within our Group, to directly address some opportunities related to our patent portfolio.

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1.5 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2013 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2012

The following discussion takes into account our results of operations for the six months ended June 30, 2013 and June 30, 2012, on the following basis:

•

The results for both years are presented according to the organization structure that became effective January 1, 2013. The 2013 organization includes three business segments: Networks & Platforms, Focused Businesses and Managed Services.

•

The results for both years are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

Revenues. Revenues totaled € 6,838 million in the first half of 2013, an increase of 1.3 % from € 6,753 million in the first half of 2012. In the first half of 2013, approximately 61% of our revenues were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2013 compared with the first half of 2012 had a negative effect on our reported revenues. If there had been constant exchange rates in the first half of 2013 as compared to the first half of 2012, our consolidated revenues would have increased by approximately 2.8 % instead of the 1.3 % increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2013, the average exchange rate that applied for the same period in 2012, instead of the average exchange rate that applied for the first half of 2013, and (ii) to our exports (mainly from Europe) effected during the first half of 2013 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2012. Our management believes that providing our investors with our revenues for the first half of 2013 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Six Months ended June 30, 2013	Six Months ended June 30, 2012	% Change
Revenues as reported	6,838	6,753	1.3%
Conversion impact euro/other currencies	111
Hedging impact euro/other currencies	-7
Revenues at constant rate	6,941	6,753	2.8%

Revenues in our Networks & Platforms segment increased 5.1 % in the first half of 2013, with growth across all businesses, except our Optics division. Revenues in our IP division increased 14.0 % compared to the first half of 2012, driven by the success of our IP/MPLS service routers business, as service providers continue to transform their networks to all-IP. Our Wireless division revenues increased 1.8 % in the first half of 2013, led by strong LTE investments in the U.S., partially offset by overall declines in 2G/3G technologies. Optics revenues decreased 11.2 % in the first half of 2013, where growth in WDM in Asia-Pacific and the Americas was not enough to offset declines in legacy technologies. Our Fixed Networks division grew 5.7% in the first half of 2013, driven by copper and fiber investments. Our Platforms division grew 12.2%, benefitting from the deployment of LTE services and overall smartphone proliferation. Our Services division grew 27.6% in the first half of 2013, and also benefitted from network rollouts, particularly in the US, as growth was spread across both Network Build and Implementation as well as Integration services.

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Revenues in the Focused Businesses segment declined 20.1% in the first half of 2013, with declines across both our Enterprise and Submarine businesses. Revenues in our Managed Services segment declined 9.9% in the first half of 2013, as we continue to restructure this business as part of our Performance Program.

Revenues for the first half of 2013 and the same period in 2012 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2013	428	1058	163	424	630	3013	630	492	6838
1st half 2012	406	1159	238	460	655	2533	819	483	6753
% Change 1st half 2013 vs. 1st half 2012	5%	-9%	-32%	-8%	-4%	19%	-23%	2%	1%

In the first half of 2013, the United States accounted for 44.1 % of revenues, up from 37.5 % in the same period in 2012. Revenues grew 19 % in the U.S. as mobile data traffic growth continued to drive investments in technologies such as LTE and IP. Europe accounted for 24.1 % of revenues in the first half of 2013 (6.3 % in France, 15.5 % in Other Western Europe and 2.4 % in Rest of Europe), down from 26.7 % in the same period in 2012 (6.0 % in France, 17.2 % in Other Western Europe and 3.5 % in Rest of Europe) as fears over uncertain macroeconomic conditions and sovereign debt continued to impact the overall region. Within Europe, trends were mixed as revenues increased 5 % in France, fell 9 % in Other Western Europe and fell 32 % in Rest of Europe. Asia-Pacific accounted for 15.4% of revenues in the first half of 2013 (6.2% in China and 9.2% in Other Asia Pacific), down from 16.5% in the same period 2012 (6.8% in China and 9.7% in Other Asia Pacific). The period-over-period decline in Asia Pacific was mainly attributable to decreased spending in China in anticipation of upcoming LTE rollouts in the country. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in the first half of 2013 driving revenues to decline 23 % from the same period in 2012, as its share of total revenue declined from 12.1 % to 9.2%. The Rest of World share of total revenue was flat at 7.2 % in the first half of 2013, as revenues increased 2 % compared to the first half of 2012 driven by slight growth in the Middle East and Africa.

Gross profit. In the first half of 2013, our gross profit as a percentage of revenues decreased to 30.7%, compared to 31.0 % in the first half of 2012, yet increased very slightly in absolute terms, to €2,098 million in the first half of 2013 from € 2,096 million in the year-ago period. The slight increase in gross profit was mainly attributable to higher revenues and lower fixed costs, partially offset by unfavorable product mix. Gross profit in the first half of 2013 included (i) the negative impact of a net charge of € (71) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € (25) million in reserves on customer receivables. Gross profit in the first half of 2012 included (i) the negative impact of a net charge of € (79) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € (3) million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2013, we witnessed mixed trends, where, as noted above, a shift in product mix negatively impacted our gross profit, but was partially offset by a shift in geographic mix that positively impacted gross profit.

Administrative and selling expenses. For the first half of 2013, administrative and selling expenses were € 1,061 million or 15.5 % of revenues compared to € 1,244 million, or 18.4 % of revenues in the same period in 2012. The 14.7% decline in administrative and selling expenses reflects the progress we have made in improving operational efficiency through the reduction of administrative expenses, Information Systems/Information Technology expenses, real estate expenses and organizational complexity that was accelerated as part of our Performance Program. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 16 million in the first half of 2013 and € 59 million in the first half of 2012, with the decline due to the phasing out of amortization of some intangibles and the impairment of some other intangible assets that were included in the purchase price allocation entries relating to the Lucent business combination (“PPA”) as part of the annual impairment test of goodwill performed in 2012.

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Research and development costs. Research and development costs were € 1,215 million or 17.8 % of revenues in the first half of 2013, after the capitalization of € (6) million of development expense, a decrease of 1.0 % from € 1,227 million in the same period in 2012 after the capitalization of € (9) million of development expense (representing 18.2% of revenues). The 1.0% reduction in research and development costs period over period reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in both the first half of 2013 and 2012, reflecting the fact that the amortization of capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 29 million in the first half of 2013 and € 64 million in the first half of 2012 with the decline due mainly to the phasing out of the amortization of in-process R&D as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of € (178) million in the first half of 2013 compared to a loss of € (375) million in the same period of 2012. The smaller loss in the first half of 2013 reflects lower administrative and selling expenses and research and development costs. The purchase accounting entries had a negative, non-cash impact of € 45 million in the first half of 2013, which was lower than the impact of € 123 million of such entries in the first half of 2012, mainly due to the phasing out of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments for the first six months of 2013 by € (204) million, of which € (280) million were additional provisions and € 76 million were reversals. Additional product sales reserves created during the first half of 2013 were € (180) million, while reversals of product sales reserves were € 65 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by € (163) million in the first half of 2012, of which additional provisions were € (299) million and reversals were € 136 million. Additional product sales reserves created during the first half of 2012 were € (262) million while reversals of product sales reserves were € 106 million. The negative change between the first half of 2013 and the first half of 2012 from the impact of provisions on income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments was driven mainly by additional provisions resulting from contractual penalties and claims.

Restructuring Costs. Restructuring costs were € (316) million in the first half of 2013, representing (i) € (181) million of new restructuring plans and adjustments to previous plans, (ii) € (82) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € (52) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of € (1) million in the aggregate. Restructuring costs were € (182) million in the first half of 2012, representing (i) € (100) million of new restructuring plans and adjustments to previous plans, (ii) € (39) million for other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € (35) million for other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write off of assets of € (8) million in the aggregate. The cost of new restructuring plans increased in the first half of 2013 compared to the first half of 2012 due to the introduction of our Performance Program and primarily related to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group. Our restructuring reserves of € 474 million at June 30, 2013, increased compared to € 284 million at June 30, 2012, primarily due the recognition of a portion of restructuring costs arising from the announced Performance Program.

Litigations. In the first half of 2013, we booked a litigation charge of € 3 million related to the Fox River litigation and the hedging of the FCPA litigation (refer to Note 17c) compared to the first half of 2012, when we booked a litigation credit of € 1 million related to Fox River (refer to such Note 15c of our first half 2012 unaudited interim condensed consolidated financial statements).

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Gain/(loss) on disposal of consolidated entities. In the first half of 2013, we booked a gain on the disposal of consolidated entities of € 2 million due to currency impacts related to the disposal of a joint venture, compared to the first half of 2012, when we did not book any gain/(loss) on disposal of consolidated entities.

Impairment of Assets. In the first half of 2013, we booked an impairment of assets charge of € (552) million mainly related to our Wireless product division goodwill, as a result of the implementation of The Shift Plan, which could lead to additional costs, negatively impacting the recoverable value of our goodwill in this business. There were no impairment of assets charges in the first half of 2012.

Post-retirement benefit plan amendment. In the first half of 2013, we booked a € 96 million credit that included (i) a € 56 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and the reduction of the Group’s obligation for retirees who are subject to annual dollar caps, (ii) a € 36 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGIRC (General Association of Pension Institutions for Managerial Staff) scheme and (iii) a gain of € 4 million related to the amendment of our long term disability plan, where long-term medical benefits for disabled former employees will be provided by the retiree medical plan. In the first half of 2012, we booked a € 30 million credit related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2013 and the reduction of the Group’s obligation for retirees who are subject to annual dollar caps.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (951) million in the first half of 2013, compared to a loss of € (526) million in the same period of 2012. The larger loss from operating activities in the first half of 2013 is due, in part, to higher restructuring costs and an impairment of assets charge, partially offset by lower operating expenses and a larger credit related to post-retirement benefit plan amendments.

Finance costs. Finance costs in the first half of 2013 were € (206) million, compared to € (134) million in the comparable year-ago period. The increase of finance costs is due to an increase in interest paid, from € (176) million in the first half to 2012 to € (242) million in the first half of 2013, and a decrease in interest earned, from € 42 million in the first half of 2012 to € 36 million in the first half of 2013. The increase in interest paid is due to higher levels of overall debt, while the decrease in interest earned is due to lower interest rates.

Other financial income (loss). Other financial losses were € (126) million in the first half of 2013, compared to losses of € (294) million in the same period in 2012. In the first half of 2013, other financial loss consisted primarily of (i) a loss of € (47) million related to the financial component of pension and post-retirement benefit costs, (ii) a net loss of € (34) million on foreign exchange and (iii) a loss of € (26) million related to a net loss on debt instruments repurchased during the second quarter of 2013. In the first half of 2012, other financial losses consisted primarily of (i) a loss of € (178) million related to the change of estimated future cash flows in respect of Lucent’s 2.875% Series B convertible debentures, (ii) a loss of € (56) million related to the financial component of pension and post-retirement benefit costs and (iii) a € (27) million loss related to the repurchase of Lucent’s 2.875% Series B convertible debentures in the first quarter of 2012.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 3 million during the first half of 2013, compared with € 1 million during the same period in 2012.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (1,280) million in the first half of 2013 compared to a loss of € (953) million in the same period of 2012.

Income tax benefit (expense). We had an income tax benefit of € 23 million for the first half of 2013, compared to an income tax benefit of € 160 million for the first half of 2012. The income tax benefit for the first half of 2013 resulted from a net deferred income tax benefit of € 56 million, partially offset by a current income tax charge of € (33) million. The € 56 million net deferred tax benefit includes: (i) € 48 million of deferred income tax benefits related to the re-assessment of the recoverability of deferred tax assets in the US, (ii) € 25 million of deferred taxes related to PPA and (iii) a €5 million deferred income tax benefits related to Lucent’s post-retirement benefit plans. These positive effects were partially offset by € (22) million in deferred tax expenses related to post-retirement benefit plans amendments. The income tax benefit for the first half of 2012 resulted from a net deferred income tax benefit of € 179 million, partially offset by a current income tax charge of € (19) million. The € 179 million net deferred tax benefit includes: (i) € 134 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the PPA and (ii) € 56 million of deferred income tax benefits related to the re-assessment of the recoverability of certain deferred tax assets in the US. These positive effects were partially offset by € (11) million in deferred tax expenses related to Lucent’s post-retirement benefit plans.

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Income (loss) from continuing operations. We had a loss from continuing operations of € (1,257) million in the first half of 2013 compared to a loss of € (793) million in the same period of 2012.

Income (loss) from discontinued operations. In the first half of 2013, we had income from discontinued operations of € 1 million related to settlements of litigations related to businesses disposed of in prior periods and follow-up of the Genesys business disposal. Income from discontinued operations in the first half of 2012 was € 649 million related to the disposal of our Genesys business, including a € 673 million capital gain on the disposal of the business, net of related costs and taxes.

Non-controlling interests. Non-controlling interests accounted for a loss of € (18) million in the first half of 2013, compared to a loss of € (7) million in the first half of 2012. The increased loss in the first half of 2013 from 2012 is due largely to losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity owners of the parent. A net loss of € (1,238) million was attributable to equity holders of the parent during the first half of 2013, compared with a net loss of € (137) million in the first half of 2012.

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1.6 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2011

The following discussion takes into account our results of operations for the six months ended June 30, 2012 and June 30, 2011, on the following basis:

•	The first half of 2011 results have been re-presented to exclude the Genesys business that was sold to Permira on February 1, 2012.

•

The results for both years are presented according to the organization structure that became effective January 1, 2013. The 2013 organization includes three business segments: Networks & Platforms, Focused Businesses and Managed services.

•

The results for both years are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

Revenues. Revenues totaled € 6,753 million in the first half of 2012, a decrease of 9.7 % from € 7,475 million in the first half of 2011. In the first half of 2012, approximately 58% of our revenues were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The rise in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2012 compared with the first half of 2011 had a positive effect on our reported revenues. If there had been constant exchange rates in the first half of 2012 as compared to the first half of 2011, our consolidated revenues would have decreased by approximately 14.0 % instead of the 9.7 % decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2012, the average exchange rate that applied for the same period in 2011, instead of the average exchange rate that applied for the first half of 2012, and (ii) to our exports (mainly from Europe) effected during the first half of 2012 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2011. Our management believes that providing our investors with our revenues for the first half of 2012 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Six Months ended June 30, 2012	Six Months ended June 30, 2011	% Change
Revenues as reported	6,753	7,475	-9.7%
Conversion impact euro/other currencies	-322
Hedging impact euro/other currencies	-1
Revenues at constant rate	6,430	7,475	-14.0%

Revenues in our Networks & Platforms segment declined 10.7 % in the first half of 2012, with declines in most businesses that more than offset growth in our IP and Platforms businesses. Revenues in our IP division increased 17.0 % compared to the first half of 2011, driven by the success of our IP/MPLS service routers business as service providers continue to transform their networks to all-IP, with investments in key areas such as 100 Gigabit Ethernet and mobile backhaul. Our Wireless division revenues declined 21.8 % in the first half of 2012 due to strong investments made in the year-ago period and the redirection of spending by service providers to 4G and away from 2G and 3G technologies, mainly in the United States. Optics revenues decreased 12.9 % in the first half of 2012, with declines in legacy technologies offsetting resilience in WDM in the EMEA region. Our Fixed Networks division declined 8.0%, as revenue generated from our fiber-access portfolio were not enough to offset declines in our legacy portfolio in the first half of 2012. In addition to these divisions, our Platforms division grew 36.3% in the first half of 2012, and our Services division declined 28.5% in the same period.

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Revenues in the Focused Businesses segment declined 19.1% with declines across both our Enterprise and Submarine businesses. Revenues in our Managed Services segment increased 16.2% in the first half of 2012 as growth extended across all regions, particularly in Europe and the Americas region.

Revenues for the first half of 2012 and the same period in 2011 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2012	406	1,159	238	460	655	2,533	819	483	6,753
1st half 2011	685	1,260	275	543	634	2,833	686	559	7,475
% Change 1st half 2012 vs.
1st half 2011	-41%	-8%	-13%	-15%	3%	-11%	19%	-14%	-10%

In the first half of 2012, the United States accounted for 37.5 % of revenues, down from 37.9 % in the same period in 2011 as revenues declined 11 % in the U.S. Following a strong first half of 2011, as U.S. service providers invested heavily in their 3G wireless networks to accommodate mobile data traffic growth, the first half of 2012 experienced double digit declines in the region partially offset by strong 4G LTE growth. Europe accounted for 26.7 % of revenues in the first half of 2012 (6.0 % in France, 17.2 % in Other Western Europe and 3.5 % in Rest of Europe), down from 29.7 % in the same period in 2011 (9.2 % in France, 16.9 % in Other Western Europe and 3.7 % in Rest of Europe) as fears over uncertain macroeconomic conditions and sovereign debt continued to weigh heavily on these regions. Within Europe, weakness was spread across most businesses as revenues decreased 41 % in the year-over-year period in France, fell 8 % in Other Western Europe and fell 13 % in Rest of Europe. Asia Pacific accounted for 16.5% of revenues in the first half of 2012 (6.8% in China and 9.7% in Other Asia Pacific), up from 15.8% in the same period 2011 (7.3% in China and 8.5% in Other Asia Pacific). The period-over-period decline in Asia Pacific was mainly attributable to decreased spending in China following delays in central bidding processes in the first half of 2012. Revenues in Other Americas in the first half of 2012 grew 19 % from the same period in 2011 with particularly strong growth in Central and Latin America, and its share of total revenue rose from 9.2 % to 12.1%. Rest of World decreased its share of total revenue to 7.2 % in the first half of 2012, down from 7.5 % in the same period in 2011, as revenues decreased 14 % compared to the first half of 2011.

Gross profit. In the first half of 2012, gross profit decreased to 31.0 % of revenues, or € 2,096 million, compared to 35.1 % of revenues or € 2,621 million in the first half of 2011. The decrease in gross profit was mainly driven by lower revenues and unfavorable product and geographic mix offset by ongoing initiatives to reduce fixed operations costs. Gross profit in the first half of 2012 included (i) the negative impact of a net charge of € (79) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € (3) million in reserves on customer receivables. Gross profit in the first half of 2011 included (i) the negative impact of a net charge of € (88) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € (28) million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2012, we witnessed a shift in products and in geographic mix which negatively impacted our gross profit.

Administrative and selling expenses. For the first half of 2012, administrative and selling expenses were € 1,244 million or 18.4 % of revenues compared to € 1,384 million, or 18.5 % of revenues in the same period in 2011. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 59 million in the first half of 2012 and € 58 million in the first half of 2011. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 10.2% decline in administrative and selling expenses reflects the progress we have made to improve operational efficiency through the reduction of administrative expenses and organizational complexity.

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Research and development costs. Research and development costs were € 1,227 million or 18.2 % of revenues in the first half of 2012, after the capitalization of € (9) million of development expense, a decrease of 4.2 % from € 1,281 million or 17.1 % of revenues after the capitalization of € (6) million of development expense in the same period in 2011. The 4.2% reduction in research and development costs period over period reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in both the first half of 2012 and 2011 reflecting the fact that the amortization of capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 64 million in the first half of 2012 and € 75 million in the first half of 2011 with the decline due mainly to the phasing out of the amortization of in-process R&D.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (375) million in the first half of 2012 compared to a loss of € (44) million in the same period of 2011. The larger loss in the first half of 2012 reflects lower revenues and gross margins slightly offset by lower administrative and selling expenses and research and development costs. The purchase accounting entries had a negative, non-cash impact of € 123 million in the first half of 2012, which was lower than the impact of € 133 million in the first half of 2011, mainly due to the phasing out of the amortization of in-process R&D.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2012 by € 163 million, of which € 299 million were additional provisions and € 136 million were reversals. Additional product sales reserves created during the first half of 2012 were € 262 million, while reversals of product sales reserves were € 106 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 155 million in the first half of 2011, of which additional provisions were € 281 million and reversals were € 126 million. Additional product sales reserves created during the first half of 2011 were € 266 million while reversals of product sales reserves were € 90 million. The negative change between the first half of 2013 and the first half of 2012 from the impact of provisions on income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments was driven by additional provisions resulting from contractual penalties and claims as well as from warranty claims.

Restructuring Costs. Restructuring costs were € 182 million in the first half of 2012, representing (i) € 100 million of new restructuring plans, which do not include provisions related to The Performance Program announced on July 26, 2012, and adjustments to previous plans, (ii) € 39 million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 35 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of € 8 million in the aggregate. New restructuring plans cover costs related to reductions in the workforce and to product rationalization and facilities closing decisions. Restructuring costs were € 81 million in the first half of 2011, representing (i) € 37 million of new restructuring plans and adjustments to previous plans, (ii) € 32 million for other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 8 million for other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write off of assets of € 4 million in the aggregate. Our restructuring reserves of € 284 million at June 30, 2012, declined compared to our € 313 million at June 30, 2011, and covered positions identified for elimination and notified in the first six months of 2012, as well as positions eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In the first half of 2012, we booked a litigation credit of € 1 million related to the Fox River litigation (refer to Note 15c of our first half 2012 unaudited interim condensed consolidated income statements) compared to the first half of 2011, when we booked a litigation credit of € 4 million related to both FCPA and Fox River litigations (refer to such Note 15c).

Gain/(loss) on disposal of consolidated entities. In the first half of 2012, we did not book any gain/(loss) on the disposal of consolidated entities, compared to the first half of 2011, when we booked a € 2 million gain mainly related to post-closing adjustments paid to us in connection with the disposal of our Vacuum business to Pfeiffer Vacuum Technology AG in 2010.

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Post-retirement benefit plan amendment. In the first half of 2012, we booked a € 30 million credit related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2013 and the reduction of the Group’s obligation for retirees who are subject to annual dollar caps. In the first half of 2011, we booked a € 67 million credit related to the change in our Management Pension Plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (526) million in the first half of 2012, compared to a loss of € (52) million in the same period of 2011. The larger loss from operating activities in the first half of 2012 is due, in part, to lower volumes and gross margins, higher restructuring costs and lower credits related to litigations and post-retirement benefit plan amendments, partially offset by lower operating expenses.

Finance costs. Finance costs in the first half of 2012 were € (134) million, compared to € (147) million in the comparable year-ago period. The decrease of finance costs is due to an increase in interest earned, from € 30 million in the first half of 2011 to € 42 million in the first half of 2012, in addition to a slight decrease in interest paid, from € (177) million in the first half to 2011 to € (176) million in the first half of 2012. The increase in interest earned is due to higher levels of cash, cash equivalents and marketable securities in addition to a higher yield on those short-term investments thanks to an increase in marketable securities.

Other financial income (loss). Other financial loss was € (294) million in the first half of 2012, compared to € (55) million in the same period in 2011. In the first half of 2012, other financial loss consisted primarily of (i) a loss of € (56) million related to the financial component of pension and post-retirement benefit costs, (ii) a loss of € (26) million in relation with the repurchase of our 2.875% Series B convertible bonds in the first quarter of 2012 and (iii) a loss of € (177) million related to the change of estimate future cash flows related to our 2.875% Series B convertible bond in the second quarter of 2012 as we anticipated that the bonds would be put at the June 15, 2013 optional redemption date. In the first half of 2011, other financial loss consisted primarily of a loss of € (54) million related to the financial component of pension and post-retirement benefit costs.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 1 million during the first half of 2012, compared with income of € 4 million during the same period in 2011.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (953) million in the first half of 2012 compared to a loss of € (250) million in the same period of 2011.

Income tax benefit (expense). We had an income tax benefit of € 160 million for the first half of 2012, compared to an income tax benefit of € 66 million for the first half of 2011. The income tax benefit for the first half of 2012 resulted from a net deferred income tax benefit of € 179 million, partially offset by a current income tax charge of € (19) million. The € 179 million net deferred tax benefit includes: (i) a € 134 million benefit related to deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) € 56 million of deferred income tax benefits related to the re-assessment of the recoverability of certain deferred tax assets in the US. These positive effects were partially offset by € (11) million in deferred tax expenses related to Lucent’s post-retirement benefit plans. The income tax benefit for the first half of 2011 resulted from a net deferred income tax benefit of € 92 million, partially offset by a current income tax charge of € (26) million. The € 92 million net deferred tax benefits includes (i) € 58 million in deferred tax benefits related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second quarter of 2011 as well as (ii) a € 54 million benefit related to deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were partially offset by € (20) million in deferred tax expenses related to Lucent’s post-retirement benefit plans.

Income (loss) from continuing operations. We had a loss from continuing operations of € (793) million in the first half of 2012 compared to a loss of € (183) million in the same period of 2011.

Income (loss) from discontinued operations. In the first half of 2012, we had income from discontinued operations of € 649 million related to the disposal of our Genesys business, including a € 673 million capital gain on the disposal of the business, net of related costs and taxes. Income from discontinued operations was € 34 million in the first half of 2011, mainly related to the Genesys business presented in discontinued operations in the 2011 unaudited interim condensed consolidated financial statements.

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Non-controlling interests. Non-controlling interests accounted for a loss of € (7) million in the first half of 2012, compared to income of € 20 million in the first half of 2011. The change from 2011 is due largely to the reduction in income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity owners of the parent. A net loss of € 137 million was attributable to equity holders of the parent during the first half of 2012, compared with a net loss of € 170 million in the first half of 2011.

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1.7 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2013 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2012

The following discussion takes into account our results of operations for the six-month periods ended June 30, 2013 and June 30, 2012, with results presented according to the organization that became effective January 1, 2013. The 2013 organization includes three business segments: Networks & Platforms, Focused Businesses and Managed Services. The results of operations for the comparable 2012 period are presented according to the new organization structure in order to facilitate comparison with the current period.

The table below sets forth certain financial information on a segment basis for the six months ended June 30, 2013 and June 30, 2012. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision-making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, as shown in the table below and in our first half 2013 unaudited interim condensed consolidated financial statements.

(In millions of euros)
Six months ended June 30, 2013	Networks & Platforms	Focused Businesses	Managed Services	Other	Total
Revenues	5,775	516	419	128	6,838
Segment Operating Income (Loss)	(26)	10	(8)	(109)	(133)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(45)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					(178)

(In millions of euros)
Six months ended June 30, 2012	Networks & Platforms	Focused Businesses	Managed Services	Other	Total
Revenues	5,495	646	465	147	6,753
Segment Operating Income (Loss)	(155)	43	(98)	(42)	(252)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(123)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(375)

PPA adjustments (excluding restructuring costs). PPA adjustments (excluding restructuring costs) decreased in the first half of 2013 to € (45) million compared with € (123) million in the first half of 2012. This decrease in PPA adjustments was mainly due to the phasing out of 5-year amortization of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

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Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. In the first half of 2013, a segment operating loss of € (133) million for the Group, adjusted for € (45) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of € (178) million. In the first half of 2012, a segment operating loss of € (252) million for the Group, adjusted for € (123) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (375) million, as shown in our first half 2013 unaudited interim condensed consolidated financial statements.

Networks & Platforms Segment

Revenues in our Networks & Platforms segment were € 5,775 million in the first half of 2013, an increase of 5.1 % from € 5,495 million in the first half of 2012, using current exchange rates. When we translate the non-euro portion of Networks & Platforms sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2013 as compared to the first half of 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in the first half of 2013 as compared to the first half of 2012, our Networks & Platforms segment revenues would have increased by 6.9 % instead of the 5.1 % increase actually reported.

Revenues in our IP division were € 1,117 million in the first half of 2013, an increase of 14.0% from € 980 million in the first half of 2012. The strong period-over-period growth was driven by the success of our IP/MPLS service router portfolio. Regionally, we experienced double-digit growth in both the Americas and Asia-Pacific, with EMEA (Europe, Middle East, Africa) returning to growth in the second quarter of 2013. Growth in the market for IP/MPLS service routers continues to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul. Our IP Core router, the 7950 XRS, has continued to build momentum in the first half of 2013, with 10 contracts awarded and more than 20 trials to date. In the first quarter of 2013, we extended our portfolio and announced the launch of Nuage Networks™, an Alcatel-Lucent venture focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit the adoption of cloud services.

Revenues in our Optics division were € 764 million in the first half of 2013, a decrease of 11.2% compared to the first half of 2012, with mixed business trends impacting the overall division revenues. Spending for legacy SONET/SDH equipment remained in secular decline in the first half of 2013, while our WDM business showed mixed trends, particularly with growth in the Americas and Asia-Pacific regions partially offset by declines in EMEA. Within our WDM business, our 1830 Photonic Service Switch continues to grow as a percentage of total optical revenues, reaching 33% in the first half of 2013, compared to 20% in the first half of 2012, as sales grew nearly 40%. Our 100 Gigabit optical single-carrier coherent technology continues to be one of the growth drivers in WDM, as its relative share of port shipments continues to increase, from 12% in the first half of 2012 to 23% in the first half of 2013. Traction with our 400G Photonic Service Engine has also been confirmed, with the completion of a number of successful 400G trials across the world.

Revenues in our Wireless division increased 1.8% in the first half of 2013, to € 1,976 million from €1,942 million in the first half of 2012. Within the Wireless business, we witnessed strong period-over-period growth in 4G LTE as well as RFS, which includes cable, antenna and tower systems, both of which were driven by the US. This growth was tempered by overall declines in our 2G/3G technologies, as next-generation technologies have become the focus for investment with service providers. In the first half of 2013, we continued to focus on driving small cell adoption as we were selected to deploy the technology by both Verizon Wireless in the US and Bouygues Telecom in France. We also unveiled lightRadio™ Metro Radio with China Mobile, which provided TD-LTE coverage at Mobile Asia Expo.

Revenues in our Fixed Networks division were € 873 million in the first half of 2013, an increase of 5.7% compared to the first half of 2012, driven by growth across both our copper and fiber-based equipment. Momentum in copper projects has been led by both Europe and the US, while fiber rollouts for nationwide broadband initiatives continued to drive strength in fiber-based access equipment. Service providers continue to show interest in copper revitalization, through VDSL2 vectoring, which allows speed enhancements over existing copper networks. We currently have 13 contracts and are involved with over 45 trials of our VDSL2 vectoring technology. Building on our VDSL2 vectoring technologies that are already deployed, we recently conducted the world’s first trial of a G.fast vectoring innovation that can upgrade existing copper networks into ultra-fast broadband access systems capable of delivering speeds of more than 1 gigabit per second (Gbps).

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Revenues in our Platforms division were € 488 million in the first half of 2013, an increase of 12.2% compared to the first half of 2012. The introduction of LTE services and overall smartphone proliferation have been the basis for growth within this business, with specific strength in our Customer Experience Solutions business, Advanced Communications (IMS), Subscriber Data Management and Payment & Charging Businesses.

Revenues in our Services division were € 578 million in the first half of 2013, an increase of 27.6% compared to the year-ago period. Strong growth in the division was led by Network Build and Implementation as well as Integration Services, both of which benefitted from network rollouts in the United States.

Operating loss in our Networks & Platforms segment was € (26) million in the first half of 2013, compared with an operating loss of € (155) million in the first half of 2012. The improvement reflects the positive impact of higher volumes as well as our continuing actions to reduce fixed costs.

Focused Businesses Segment

Revenues in our Focused Businesses segment were € 516 million in the first half of 2013, a decrease of 20.1 % from revenues of € 646 million in the first half of 2012, using current exchange rates. At constant exchange rates for the first half of 2013 and the first half of 2012, our Focused Businesses segment revenues would have decreased by 20.7 % instead of the 20.1% decrease actually reported. In the first half of 2013, we experienced declines in both the Enterprise and Submarine businesses. Enterprise declined at a mid single-digit rate, where weakness in our voice telephony equipment was partially offset by growth in data communications equipment. Revenues in our Submarine business declined at a double-digit pace in the first half of 2013, however, we have seen an increase in order activity with a number of new contracts signed during the period.

Segment operating income in our Focused Businesses segment was € 10 million or 1.9% of total Focused Businesses revenues in the first half of 2013, compared with an operating income of € 43 million in the first half of 2012. The decrease over the year-ago period mainly reflects lower volumes partially offset by some improvements in cost management.

Managed Services Segment

Revenues in our Managed Services segment were € 419 million in the first half of 2013 compared to € 465 million in the first half of 2012, a decrease of 9.9 % at current exchange rates. At constant exchange rates for the first half of 2013 and the first half of 2012 our Managed Services revenues would have decreased by 7.7 % instead of the 9.9% decrease actually reported. The decline in revenues has resulted from the renegotiating or exiting out of margin-dilutive contracts, which we had announced we would undertake to do as part of our Performance Program initiative in 2012. Through the first half of 2013, we have successfully addressed 14 of 15 contracts identified as part of the initiative.

Segment operating loss in the Managed Services segment was € (8) million in the first half of 2013, compared with a loss of € (98) million in the year-ago period. The improvement in operating loss was driven by our ongoing actions to reduce costs by exiting and restructuring contracts as part of the Performance Program.

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1.8 LIQUIDITY AND CAPITAL RESOURCES

Due to the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements”, which were adopted by the Group as of January 1, 2013, the cash flow figures for the first half of 2012 included in the discussion below have been re-presented on a basis consistent with the first half 2013 cash flow data, in order to facilitate comparison with the current period.

Liquidity

Cash and cash equivalents decreased by € 823 million in the first half 2013 to € 2,578 million at June 30, 2013. This decrease was mainly due to cash used by operating activities of € 558 million and the cash used by investing activities of € 1,029 million, resulting primarily from the capital expenditures of € 223 million and the use of cash to acquire marketable securities representing € 816 million. On the other hand, financing activities represented a net cash provided of € 746 million related to the issuance and repurchases of financial debt that occurred in the first half of 2013. In addition, the decrease in cash and cash equivalents in the first half 2013 was partially offset by the positive impact of the net effect of exchange rate changes of € 14 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars compared to €644 million for the first half 2012. In the first half of 2012 the cash expenditure for acquisition of marketable securities following the disposal of our Genesys business amounted to € 1,156 million, such disposal having provided a positive net cash impact as cash provided by discontinued operations of € 1,049 million.

Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was € 107 million for the first half 2013 compared to net cash used of € 145 million for the first half 2012.

This decrease of net cash used by operating activities before changes in working capital, interest and taxes between the first half 2012 and the first half 2013 is mainly due to the decrease of €197 million of the loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, which amounted to a loss of € 178 million in the first half of 2013 compared to a loss of € 375 million for the first half of 2012. This decrease in such net cash used was partially limited by the change of non cash items included in this result (such as the depreciation and amortization of tangible and intangible assets representing € 342 million in the first half of 2013 compared to € 455 million during the first half of 2012).

Net cash used by operating activities was € 558 million for the first half 2013 compared to net cash used of € 419 million for the first half 2012. These amounts take into account the net cash used by operating working capital and other current assets and liabilities that amounted to € 243 million for the first half 2013 and to € 129 million for the first half 2012. With respect to operating working capital, this change is mainly explained by the cash used or provided by (i) inventories and work in progress, (ii) trade receivables and other receivables, (iii) trade payables and other payables and (iv) customers’ deposits and advances.

Regarding inventories and work in progress, net cash used represented € 146 million for the first half 2013 compared to net cash used of € 263 million for the first half 2012. This lower use of cash during the first half 2013 is mainly explained by the decrease of the work in progress on a major customer network development contract in the United States.

Regarding trade receivables and other receivables, they provided cash of € 273 million for the first half of 2013 compared to € 315 million for the first half of 2012. The cash provided by trade receivables and other receivables in the first half of 2013 relates mainly to the strong collection in that period of the high level of receivables generated at the end of 2012, consistent with the pattern in previous years due to the seasonality of our activity.

Regarding trade payables and other payables, they represented € 196 million of cash used in the first half 2013 compared to € 221 million of cash used for the first half 2012, decreasing as a result of the decrease in our costs. The high level of cash used is explained in both periods by the effect of the settlement of a high level of payables generated at the end of the previous year due to the seasonality of our activity.

Regarding customers’ deposits and advances, they represented cash used for € 102 million for the first half of 2013 compared to € 244 million of cash provided for the first half of 2012. This change is mainly due to non recurring advances received during the first half of 2012 on major contracts in the Americas and EMEA and the change of payment terms of some major maintenance contracts in the U.S. between 2012 and 2013, which resulted in maintenance fees being paid in monthly installments since January 1, 2013, compared to up-front annual payments in 2012.

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Other current assets and liabilities were € 73 million of cash used in the first half of 2013 compared to € 209 million of cash used in the first half of 2012, the lower amount of cash used in the first half of 2013 being explained mainly by the increase in the variable compensation accrual between June 30, 2013 and June 30, 2012 pursuant to our corporate annual incentive plan (AIP).

Net cash provided (used) by investing activities. Net cash used by investing activities was € 1,029 million in the first half 2013 compared to net cash used of € 1,393 million in the first half 2012. The decrease in such net cash used is mainly due to lower net cash expenditures for acquisition of marketable securities in the first half of 2013 (€ 816 million, mainly due to the net cash proceeds on issuance and repurchases of financial debt), compared to the first half of 2012 (€ 1,156 million, mainly in connection with the use of the cash proceeds from the disposal of the Genesys business).

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to € 746 million for the first half 2013 compared to net cash used of € 26 million for the first half 2012. This increase was mainly due to the fact that we received € 1,925 million of cash in relation to the closing of the Senior Secured Credit Facilities in January 2013 and that we used an amount of € 1,044 million to buy back and redeem some of our financial debt (i.e. exercise of the put of Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds for an amount of € 582 million, and early repurchases of the Oceane 5.00% due January 2015 for € 196 million, of the Notes 6.375% due April 2014 for € 186 million and of the Senior Notes 8.50% due January 2016 for € 80 million), compared to € 84 million of cash used during the first half of 2012 to buy back part of the Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds. Also a capital increase in Alcatel-Lucent Shanghai Bell, Co., Ltd provided € 122 million of cash during the first half 2012.

Disposed of or discontinued operations. Disposed of or discontinued operations provided a net cash of € 1,049 million in the first half of 2012 in connection with the cash proceeds from the disposal of our Genesys business completed on February 1, 2012, compared to nominal cash of € 4 million provided for the first half of 2013.

Capital Resources

Resources. Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms and credit facilities, including our three current Senior Secured Credit Facilities for an aggregate of € 2.0 billion, which is comprised of: a U.S.$ 0.5 billion (€0.4 billion) asset sale facility which matures in August 2016, and a U.S.$1.75 billion (€1.3 billion) facility and a €0.3 billion facility, both of which mature in January 2019 ( see “2013 Senior Secured Credit Facilities” below). Our ability to draw upon these resources (other than the credit facilities, which have been fully drawn down) at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, the debt and equity market conditions generally and our compliance with the terms of our Senior Secured Credit Facilities and our debt Indentures.

Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time. In addition, given our current short-term ratings and the lack of liquidity of the French commercial paper/“billets de trésorerie” market, this market is not, for the time being, a reliable source of financing for us.

Also, no positive cash flow was generated from on-going operations in the first half of 2013 and during 2012. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to € 4,933 million as of June 30, 2013. Although approximately € 1,115 million of this cash, cash equivalents and marketable securities are held in countries (primarily China) which are subject to exchange control restrictions that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

2007 Syndicated Bank Credit Facility. On April 5, 2007, we obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial covenant linked to our capacity to generate sufficient cash to repay our net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, we had complied every quarter with the financial covenant that was included in the facility.

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The facility was cancelled at the closing of the financing transaction described immediately below.

2013 Senior Secured Credit Facilities. On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into secured credit facilities that were syndicated in January 2013 and which comprise:

•

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the ABR (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

•

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; and

•	A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The facilities do not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents (iv) pay dividends, buy back equity, make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.

These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The credit agreement provides that the non-compliance with any of the covenants could be deemed an event of default.

The credit facilities provide that the facilities may be voluntarily repaid before maturity as follows:

•	regarding the asset sale facility, at 101.0% of the total nominal value if repayment takes place on or prior to January 30, 2014;

•

regarding the two other facilities, at 102.0% of the total nominal value if repayment takes place on or prior to January 30, 2014 or at 101.0% thereof if it takes place on or prior to January 30, 2015.

In addition, the credit facilities provide that the sale of certain assets of the Group may trigger the mandatory pre-payment of some of the facilities.

Senior Notes. In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on January 1, 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest.

OCEANE 2018. On June 26, 2013, Alcatel-Lucent launched an issuance of convertible/exchangeable bonds (OCEANE) maturing on 1 July 2018, in a definitive nominal amount of € 629 million. The conversion price per bond was set at € 1.80, giving a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent’s shares listed on the regulated market NYSE-Euronext in Paris.

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The Bonds will bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2014. The bonds were issued at par on July 3, 2013 and will be redeemed at par on July 1, 2018. At the option of Alcatel-Lucent, the bonds may be subject to an early redemption under certain conditions.

The objective of the issuance is to extend the maturity of our Group’s indebtedness. Consistent with this objective, during July 2013, a nominal value of €748 million of the OCEANE 5.00 % due January 2015 was repurchased for a cash consideration of €780 million (excluding accrued interest).

Credit ratings.

At July 29, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term unsecured debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B-	CCC	B	Stable	June 21, 2013	June 21, 2013

At July 29, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term unsecured debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 (1)	n.a	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	CCC	n.a	Stable	June 21, 2013	June 21, 2013

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

Moody’s: On June 26, 2013 Moody’s assigned a provisional Caa1 rating to the new OCEANE convertible bonds issued by Alcatel-Lucent and converted the provisional B1 rating of the senior secured term loan entered into by Alcatel-Lucent USA Inc. on January 30, 2013 into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional (P) B1 rating to the 2013 Senior Secured Credit Facilities described above. This rating will be confirmed following the review of the final transaction documentation.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B3 rating is in the B category, which also includes B1 and B2 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the new OCEANE convertible bonds issued by Alcatel-Lucent on that date.

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On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities entered into by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I has been lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC ratings for the trust preferred securities of Lucent Technologies Capital Trust I and the Group’s long term unsecured debt are in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plans. On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets. The Performance Program is expected to be completed by the end of 2013.

On June 19, 2013 we announced the launch of The Shift Plan. Through this plan and the Performance program, we aim at reducing our fixed-cost base by € 1 billion between 2013 and 2015 through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

The estimated cash outlay in 2013 in respect of our previously announced and new restructuring plans is expected to be materially higher compared to 2012, that is, approximately € 700 million (of which € 214 million was spent in the first half of 2013), compared to € 340 million in 2012 (of which € 162 million was spent in the first half 2012), and we expect that we will spend up to € 700 million in 2014.

Capital Expenditures. We expect a somewhat lower level of capital expenditures in 2013 compared to those in 2012, which amounted to € 581 million including capitalization of development expenditures. We spent € 223 million in the first half of 2013; consequently, we expect capital expenditures to be higher for the second half of the year.

Short-term Debt. At June 30, 2013, we had € 600 million of short-term financial debt outstanding, which included a carrying value of € 292 million (nominal value of € 284 million) related to the 6.375% bond due April 2014, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

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Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,933 million as of June 30, 2013, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions with its corresponding impact on our profitability, and of the amount of cash used by operating activities in 2012 and during the first half of 2013 (see “Liquidity,” above), on July 26, 2012, we launched The Performance Program and on June 19, 2013 The Shift Plan, both mentioned above the latter with a view to transforming our business (see the detailed description of The Shift Plan in Section 1.10, “Strategy and Outlook through 2015”) and to reducing our fixed-cost base (taking into account fixed costs savings to be realized under the Performance Program) by € 1 billion between 2013 and 2015.

Long-term Debt and Total Financial Debt. At June 30, 2013 we had € 5,113 million of long-term financial debt outstanding and therefore a total financial debt, gross at that date of € 5,713 million, compared to € 4,805 million at December 31, 2012.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

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1.9 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations.  We have certain contractual obligations that extend beyond June 30, 2014. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2013 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2013 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	7/1/2014- 12/31/2015	2016-2017	2018 and after	Total
Financial debt (excluding finance leases)	585	1,799	701	2,603	5,688
Finance lease obligations (1)	15	10	-	-	25
Equity component of convertible bonds	-	83	57	-	140
Sub-total - included in statement of financial position	600	1,892	758	2,603	5,853
Finance costs on financial debt (2)	356	517	535	1,000	2,408
Operating leases	180	282	158	197	817
Commitments to purchase fixed assets	34	-	-	-	34
Unconditional purchase obligations (3)	799	450	244	108	1,601
Sub total - commitments not included in statement of financial position	1,369	1,249	937	1,305	4,860
Total contractual obligations (4)	1,969	3,141	1,695	3,908	10,713

(1)	Of which € 11 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 16. If all outstanding debentures at June 30, 2013 were not redeemed at their respective put dates, an additional finance cost of approximately € 20 million (of which € 8 million would be incurred in 2014-2017 and the remaining part in 2018 or later) would be incurred until redemption at their respective contractual maturity dates.

(3)

Of which € 972 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2013 unaudited interim condensed consolidated financial statements (refer to note 21 of such statements).

Off-balance Sheet Commitments and Contingencies.  On June 30, 2013, our off-balance sheet commitments and contingencies amounted to € 1,940 million, consisting primarily of € 1,244 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 1,940 million is approximately € 236 million in customer financing provided by us, of which € 43 million are available for customers to draw.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

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Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2013	June 30, 2012
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,244	1,172
Discounted notes receivable with recourse(1)	-	-
Other contingent commitments(2)	686	718
Sub-total - Contingent commitments	1,930	1,890
Secured borrowings (3)	10	6
Total - Off-balance sheet commitments, cash pooling guarantee and secured borrowings (4)	1,940	1,896

(1)

Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20b to our first half 2013 unaudited interim condensed consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table as they are included in our first half 2013 unaudited interim condensed consolidated financial statements. Refer to Note 21 of such financial statements and to Note 26 of our 2012 audited consolidated financial statements for a summary of our expected contributions to these plans.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in our first half 2013 unaudited interim condensed consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 0 million as of June 30, 2013 (€ 1 million as of June 30, 2012).

In connection with our consent solicitation to amend the indenture pursuant to which Alcatel-Lucent USA Inc.’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions.  On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”)., with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €88 million of these restructuring costs were incurred during the six months period ended June 30, 2013 (€31 million in 2012 of which €30 million during the first six months). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us (including €6 million of onerous lease, that is, a lease commitment with no corresponding use of the leased premises or asset). €5 million of these supplemental costs were incurred during the six months period ended June 30, 2013 (€6 million in 2012 of which €2 million during the first six months).

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As part of the transfer of resources, we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payment obligations table above, representing € 11 million in finance lease obligations as of June 30, 2013 (€10 million as of December 31, 2012).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately € 514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately € 514 million in purchase commitments €311 million represent our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of June 30, 2013, our remaining total purchase commitment was €165 million (€226 million as of December 31, 2012). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the € 200 million restructuring costs mentioned above and with a remaining commitment of € 711 million as of June 30, 2013) and

•

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years (with a remaining commitment of € 96 million as of June 30, 2013).

These two commitments are included in the contractual payment obligations table presented above, under the heading “Unconditional purchase obligations” for the remaining balance as of June 30, 2013.

Other Commitments – Contract Manufacturers/Electronic Manufacturing Services (EMS) providers. We outsource a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on our demand forecasts from suppliers in our approved supplier lists.

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us We establish provisions for excess and obsolete inventory based upon historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that EMSs have with their suppliers for parts meant to be integrated into our products. In the first half of 2013, we recorded a charge of € 12 million for excess inventory commitments with our EMS providers compared to a charge of € 25 million in 2012 (of which € 14 million was during the first half of 2012).

We generally do not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the Contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favour of Louis Dreyfus Armateurs.  During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favor of Louis Dreyfus Armateurs (“LDA”), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

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As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of June 30, 2013.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €14 million (U.S.$ 18 million) as of June 30, 2013 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA (€15 million in 2012). In the first half of 2013, a payment of €3 million (U.S.$ 3 million) was made to NCR Corporation (€1 million in 2012) and an increase of this provision in the amount of €2 million (U.S.$ 2 million) was accounted for based upon NCR Corporation’s increase of the amount of the claim it asserted against AT&T Corp and Alcatel-Lucent (a reversal of €1 million was accounted for in 2012). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for U.S.$36 million of lease obligations as of June 30, 2013 (U.S.$47 million of lease obligations as of December 31, 2012), that were assigned to Avaya and purchasers of other businesses that were divested (the lease obligations associated with LSI Corporation expired in June 2013). The remaining terms of these assigned leases and the corresponding guarantees range from one month to seven years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments, during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €284 million on June 30, 2013, taking into account amounts bought back in the first half of 2013). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, involving significant amounts to be paid by our customers over time.

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As of June 30, 2013, net of reserves, we had an exposure of € 150 million under drawn customer financing arrangements, representing € 141 million of deferred payments and loans, and € 9 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for € 43 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group, and in some cases, be assessed by a central Financial Analysis and Risk Assessment Team, each independent from our commercial departments.

We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and conditions in the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect a somewhat lower amount of capital expenditures in 2013 compared to those of 2012, which amounted to € 581 million including capitalization of development expenditures (of which € 253 million during the first half 2012 and € 328 million during the second half 2012). We spent € 223 million in capital expenditures in the first half of 2013; consequently, we expect to make a higher amount of capital expenditures in the second half of the year. For a discussion of the funding of our capital expenditures program, see “Capital Resources – Cash Flow Outlook” above.

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1.10 STRATEGY AND OUTLOOK THROUGH 2015

Presentation

On June 19, 2013, we announced our new strategic plan, The Shift Plan, which, upon implementation, is designed to transform the company into an IP networking and ultra-broadband specialist, refocused and unlocking innovation, with a growing and cash generative business and a sound balance sheet by the end of 2015.

The Shift Plan is based on the current changes occurring in the telecommunications sector. Webscale internet operators and users must manage the constant growth of the volume of data traffic and the end of networks initially conceived for voice communications. Our implementation of a number of the initiatives included in The Shift Plan is subject to the applicable information and labor consultation processes in the various geographies where we operate.

We expect that successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability, enhance our employees’ commitment to the Group and improve the terms on which we can access the capital markets. As part of the implementation of The Shift Plan, we intend to accomplish the following:

•	Become an IP networking and ultra-broadband specialist. We aim to transform our business from a telecommunications generalist to an IP networking and ultra-broadband specialist by the end of 2015.

•

Apply differentiated management with full P&L and cash accountability. Under The Shift Plan, we intend to have differentiated management, for growth and for cash, with full accountability for profit and loss contribution and cash generation. As part of this change we also intend to increase management’s focus on business simplification and customer needs.

-

Manage our core networking business for growth. By investing in our core networking businesses, including in IP routing, IP transport, IP Platforms and associated services, we expect that these businesses will become the growth engines of the Group going forward upon implementation of The Shift Plan. We aim to generate revenues of more than € 7 billion from our core networking business in 2015, compared to € 6.1 billion in 2012, and an improvement in the contribution of its core networking business to our operating margin from 2.4% in 2012 to more than 12.5% in 2015. We define operating margin as operating income before restructuring costs, gain/loss on disposal of consolidated entities, impairment of assets, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) divided by revenues.

-

Manage our access and other businesses for cash. Under The Shift Plan, we plan to manage our other businesses for cash, including our wireless, fixed access, patent licensing and managed services businesses. Our goal under The Shift Plan is to increase the segment operating cash flow contribution (defined as operating income before restructuring costs, gain/loss on disposal of consolidated entities, impairment of assets, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) plus operating working capital change) from these businesses to a positive contribution of more than € 250 million in 2015, compared to a negative contribution of € 115 million in 2012.

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Generate additional exceptional cashflows. We will aim for active portfolio management, with an accelerated strategic review of assets in our core networking and access and other businesses. We plan to target at least € 1 billion of cash inflows over the 2013-2015 period (the “plan period”) through opportunistic monetization of assets and other divestitures or phase-outs.

•

Rightsize the cost structure. We believe that successful implementation of The Shift Plan will achieve € 1 billion of fixed cost savings by the end of 2015 (including fixed cost savings to be realized under the Performance Program), by significantly reducing sales, general and administrative (SG&A) expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality.

•

Self-funded plan and financial sustainability. The Shift Plan contemplates that from 2013 through 2015, we will also aim to strengthen our balance sheet through management of our debt profile and the reduction of our debt. We expect The Shift Plan to be self-funded over the plan period.

-

We anticipate that implementation of The Shift Plan will generate at least € 1 billion of exceptional cashflows through opportunistic monetization of assets and other divestitures or phase-outs, in addition to fixed costs savings of € 1 billion, as described above.

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-

We also plan to undertake € 2 billion of ordinary course debt management transactions under The Shift Plan over the plan period, opportunistically taking advantage of favorable capital markets conditions, in order to extend the average maturity of our debt and reduce our overall financial costs.

-

Once we make substantial progress implementing The Shift Plan, we plan to seek a reduction of our debt by approximately € 2 billion including through further asset disposals or through access to the equity markets in order to support our long-term strategic goals.

We intend to leverage our winning products, strong customer relationships and our strong innovation capabilities in meeting our goals.

The following describes the key components of The Shift Plan in more detail.

Manage our core networking business for growth

Under The Shift Plan, we envision concentrating on managing our core networking business for growth, including strengthening IP routing and IP transport, leveraging software and services capabilities and preparing for network virtualization. We expect to benefit from double digit growth from 2012 to 2015 in our IP revenue driven by market growth and expansion of our addressable market, as well as by improvements in our product mix driven by a larger share of IP, IMS (IP Multimedia Subsystem) and Customer Experience. We will seek to increase our research and development investment in our core networking business by 8% by the end of 2015, as compared to 2012, and target reducing our SG&A in order to achieve an SG&A to sales ratio of approximately 13%.

•

IP Routing. We expect that secular growth in the market will continue to be driven by the transformation to all-IP networks. We anticipate continuing to make progress in our Edge, Packet Core and Mobile Backhaul product lines, with our 7950 XRS core router continuing gaining traction.

•

IP Transport. We believe that the market will stabilize back to historical gross margins in terrestrial optics, driven by the transition to the 1830 WDM (Wave-Division Multiplexing) platform and by the progress in 100G rollover, and cyclically recover in submarine optics from 2012 lows.

•

IP Platforms (Software and Services). In line with the growth in all-IP networks, we plan to accelerate adoption of our IMS platform and continue to grow in Customer Experience under The Shift Plan. We will also strive to position our CloudBand software for network virtualization, and, at the same time, The Shift Plan contemplates the rationalization of our payment business and the disposal and phase-out of our application enablement and mobile commerce businesses. In the Services area, we will continue to support the migration to all-IP networks and support the Cloud IP transformation, contemplate phasing out BSS (Business Support System) and streamlining OSS (Operations Support System).

Manage our access and other businesses for cash

Under The Shift Plan, we envision managing our access business (including wireless, fixed access, patent licensing and managed services) and other businesses (including Enterprise) for cash, by stabilizing our wireless business, building on our leadership position in fixed access and rebuilding the revenue stream generated by product licensing, with the goal of generating more than € 250 million of annual segment operating cash flow from these businesses in 2015. We expect that revenues in the access business will be flat with growth in FTTx, VDSL, LTE and licensing offsetting secular decline in legacy. We anticipate that our business mix will improve in fixed access, driven by lower exposure to ONT (Optical Network Termination) and a better geographical mix, and in managed services, driven by strict financial criteria and exit from unprofitable contracts. In wireless, we anticipate a further decline in legacy technologies and a less favorable geographic mix in LTE.

Under The Shift Plan, we intend to reduce our investment in legacy research and development and streamline our SG&A expenses in order to decrease its operating expenses for the access business by 25% in 2015 as compared to 2012. We anticipate a negative impact on our working capital requirements in 2014 driven by network rollouts in North America and China and a neutral impact in 2015.

The Shift Plan contemplates that we take the following steps in the Group’s access and other businesses:

•

Wireless business back to profitability. The acceleration of the LTE rollout and the introduction of small cell technology have led to a major transition in the industry. We believe that we have an opportunity to turn our wireless business around as legacy 2G and 3G technologies become less relevant, with technological disruption driving a new business model. To bring our wireless business back to profitability, we intend to build on our strong footprint in the North American, Chinese and French markets, address selective TDD (time division duplex) and FDD (frequency division duplex) LTE overlay opportunities and continue to drive the adoption of small cell technology. We will also aim to generate cost efficiencies by focusing its research and development on LTE while reducing our research and development investment in legacy technologies by more than 50% and reducing our wireless SG&A expenses by 25% over the plan period. We also plan to consider developing partnerships in research and development in order to expand our small cell portfolio and focus research and development on LTE.

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•

Managed services back to profitability. We intend to selectively rebuild our managed services business and to base our decisions largely on existing customer relationships or product synergies, under strict financial criteria. We also intend to address unprofitable contracts which generated a € 132 million loss in 2012. At the date of this report, there is one such contract remaining to be addressed out of the five still in place on June 19, 2013.

•

Build on leadership position in Fixed Access. We believe that our fixed access business is well positioned to benefit from an upgrade cycle in the next 2-3 years, and represents a stable market over the long-term that is part of the strategic national infrastructure in many parts of the world. Our goal is to achieve double digit profitability and strong cash generation, and we will target a 30% reduction in fixed access SG&A expenses over the plan period. We will aim to reduce the number of catalog items and optimize our customer segmentation and to build on our leadership position of 35% market share in 2012 by leveraging our VDSL and FTTx positioning, and increasing our addressable market through channels and cable opportunities.

•

Run Patent Licensing as a business. we intend to change the way in which we run our patent licensing business by switching from a defensive to an offensive use of patent portfolios designed to generate recurring revenue streams which we believe could reach more than € 150 million per year by the end of 2015. We will aim to take advantage of our experienced team of intellectual property professionals led by new management to drive greater value from the our library of more than 46,000 active and pending patents.

Full P&L and cash accountability; business organization and management

We expect management to prioritize accountability, cash-centricity, customer focus, simplification and speed of execution. The Shift Plan contemplates that key businesses will be verticalized in order to promote accountability and industrial and strategic logic. As a result, as of July 1, 2013, the organization of our business is restructured into three categories:

•	Business Lines, consisting of IP Routing & Transport, IP Platforms, and Wireless and Fixed Networks, and which will be included in two different business segments (Core Networking and Access);

•	Transversal Functions, consisting of Operations, Strategy & Innovation and Sales; and

•	Corporate Functions, consisting of Finance, Human Resources and Legal.

Under The Shift Plan, we plan to apply full P&L and cash accountability to our three segments (i) Core Networking, which includes IP Routing, IP Transport and IP Platforms, (ii) Access, which includes Wireless, Fixed Access and Licensing, and (iii) Other, which includes Enterprise and Government Services. The Core Networking segment will be managed for growth and the Access and Other segments managed for cash.

We announced on June 19, 2013 that we will be managed by a new Leadership Team headed by Michel Combes, our Chief Executive Officer. Effective July 1, 2013, the Leadership Team is organized as follows:

Business Lines

•	Basil Alwan, IP Routing & Transport

•	Andrew McDonald, IP Platforms

•	David Geary, Wireless

•	Federico Guillen, Fixed Networks

Transversal Functions

•	Philippe Guillemot, Operations

•	Philippe Keryer, Strategy & Innovation

•	Robert Vrij, Sales

Corporate Functions

•	Nicole Gionet, Human Resources

•	Tim Keller, Legal

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•	Paul Tufano, the Group’s Chief Financial Officer, who will step down from his role once implementation of “The Shift Plan” is under way.

We believe that successful implementation of The Shift Plan will improve the way we accesse the market, resulting in a business that is better leveraged. Targeted improvements will be made in key metrics, such as number of countries where we operate and where we have sales offices, and the percentage of our sales through channels (approximately 3% of sales in 2012 to a target of 7% in 2015). As of June 30, 2013, the Company had adressed the switch to channel distribution in 24 of the 45 targeted geographical markets.

In addition, we believe that the new focus of our products and software platform envisioned under The Shift Plan will diversify our business and enable us to expand beyond our traditional customer base of large telecommunications service providers. Successful implementation of The Shift Plan will, we believe, allow us to redesign our sales and marketing strategy to take advantage of our new products and services portfolio focus, and help us to identify new market segments - such as cyber security and data center - where its leading edge innovations in IP and cloud services could allow us to better address Tier 2-Tier 4 service providers, benefit from the transformation to all-IP networks with Mobile Service Operators (MSOs), and address the telecommunications needs of web-scale and extra-large enterprises.

Rightsize the cost structure

We believe that successful implementation of The Shift Plan will allow us to achieve € 1 billion of fixed cost savings from 2013 through 2015 (including fixed costs savings to be realized under the Performance Program). Our fixed costs in 2012 were € 5.9 billion on an adjusted basis (€ 6.0 billion on a fully comparable basis including constant currency), of which € 1.3 billion of fixed operations costs and reserves and € 4.6 billion of SG&A and research and development. From 2013 through 2015, we expect that our fixed costs will decrease by € 1 billion.

For 2013, we expect that our previously announced Performance Program will generate € 250-300 million of fixed cost savings. In 2012, we achieved fixed cost savings of € 400 million. We believe that it will realize an additional € 700-750 million of fixed cost savings in 2014 and 2015 as part of the implementation of The Shift Plan, bringing our potential fixed cost savings for the period from 2013 through 2015 to € 1 billion. We envision achieving fixed cost savings under The Shift Plan, upon our successful implementation, as follows:

•

Reduce costs. The Shift Plan contemplates a reduction in our cost base including a reduction in expenses by approximately € 300 million through increased sales and marketing efficiency, including by reducing our direct country presence by developing through channels and streamlining certain support functions, consolidating our sales support and marketing offices and increasing sales productivity. The Shift Plan also contemplates a reduction in our expenses by approximately € 200 million by streamlining our general and administrative expenses through consolidating support functions, reducing the number of legal entities and reducing discretionary spending. In addition, The Shift Plan contemplates a reduction in expenses by approximately € 100 million in our real estate activities by rationalizing some of our sites and our IS/IT systems.

•

Improve operational efficiency. The Shift Plan envisions an additional reduction of approximately € 200 million in its cost base through operational efficiency improvements. The Shift Plan contemplates a reduction of the Group expenses by approximately € 100 million through improvements to our supply chain by consolidating warehouse and purchasing locations, improving global processes and optimizing support for legacy products. In addition, a further reduction of our expenses by approximately € 100 million is contemplated through improvements in our manufacturing by increasing outsourced manufacturing, reducing product complexity, improving quality and standardizing bills of materials.

•

Refocus and unlock innovation. We plan to refocus and unlock innovation by redefining and leveraging our innovation capacities. We will aim to implement a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. We also plan to focus on in-house start-ups, as well as on partnerships and co-developments with leading-edge customers. Our research and development focus under The Shift Plan will be on IP routing, transport and ultra-broadband access with an 8% research and development increase from 2013 through 2015, and we expect that these areas will represent 85% of our research and development investment in 2015 under The Shift Plan. The Shift Plan contemplates that while we will increase our research and development investment in IP routing, transport and ultra-broadband access, we will also strive to reduce our legacy research and development by 60%, which will reduce our legacy research and development from approximately 35% of our total research and development spending in 2012 to 15% in 2015. Overall, The Shift Plan envisions optimizing our research and development spending, resulting approximately in a € 200 million decrease over the plan period.

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We expect that € 830 million of additional cash costs will be associated with the implementation of The Shift Plan over 2014 and 2015. In 2012, we had total cash costs of € 340 million, of which € 75 million was associated with measures taken under the Performance Program and € 265 million was associated with past measures. For 2013, we anticipate total cash costs of € 700 million, of which € 490 million will be associated with measures taken under the Performance Program and € 210 million will be associated with past measures. In addition, for 2014 through 2015, we anticipate total cash costs of € 1.2 billion, of which € 310 million will be associated with measures taken under the Performance Program, € 60 million will be associated with past measures and € 830 million will be associated with The Shift Plan.

Self-funded plan and financial sustainability

To lay the long-term foundation for sustainable growth of our business we intend, upon implementation of The Shift Plan, to strengthen our balance sheet from 2013 through 2015 as follows:

•

At least € 2 billion of combined fixed cost savings and exceptional cash inflows. Under The Shift Plan, the Company aims to realize € 1 billion of fixed cost savings by the end of 2015. From 2013 through 2015, we will seek to generate at least € 1 billion of exceptional cash inflows through the opportunistic monetization of assets and other divestitures or phase-outs. As of March 31, 2013, our gross cash and marketable securities on hand totaled € 5.2 billion (adjusted for € 1 billion of debt tenders completed in the second quarter of 2013). Over the plan period, we anticipate segment operating cash flow of more than € 2 billion, non-operating cash flow of negative € 2.8 billion, of which € 1.8 billion will be associated with its restructuring activities, and more than € one billion of exceptional cash inflows. As a result, the Company will aim to have gross cash on hand of more than € 5.4 billion by the end of 2015, and expect The Shift Plan to be self-funded over the plan period.

•

€ 2 billion of debt re-profiling. We also plan to undertake € 2 billion of ordinary course debt management transactions under The Shift Plan over the plan period, opportunistically taking advantage of attractive international debt markets, in order to extend the average maturity of our debt and reduce our overall financial costs.

•

€ 2 billion of debt reduction. Once we have made substantial progress implementing The Shift Plan, we plan to seek a reduction of our debt by approximately € 2 billion, including through further asset disposals or through access to the equity markets, which we believe will help our develop a sound balance sheet and support our long-term strategic goals.

Strengths of the Group

The following are the key strengths of the Group that we believe will allow us to achieve our goals under The Shift Plan:

•

Winning products. we believe that we are one of the few companies in the industry to offer both in-house IP, networking, transport and access expertise and optical networking and that its technological leadership and strong market position will allow us to successfully transform our business into an IP and ultra-broadband specialist and drive the growth of our core networking businesses going forward. We are a technological leader in profitable and growing markets across the networking and communications industry, including in the rapidly growing IP networking market with a number 2 position and 25% worldwide market share in 2012 in edge routing and a growing presence in the core router market. The We are the second largest provider of terrestrial optical networking, with a 14% worldwide market share in 2012, and believe that we are well-positioned in WDM technology and in the transition to 100G+ technology. We also hold a leadership position in the fast growing LTE market, and have successfully deployed large-scale LTE networks in both the U.S. and Asia. Our clients include three of the largest LTE customers in the world, Verizon, AT&T and Sprint Networks, and we are working with leading European and Chinese service providers, such as Orange and China Mobile, to accelerate the development of LTE technology.

•

Strong customer relationships. We believe that our long-standing customer relationships have positioned it well to capitalize on the evolution of the telecommunications industry. We have developed deep long-standing relationships with leading telecommunications service providers across the world, including in key markets such as North America, China and Europe, and we sell substantially all of our products and services to such providers. Our key customers include Verizon, AT&T, Sprint, Orange, Deutsche Telekom, Vodafone, Telefonica, KPN, China Mobile, China Telecom, China Unicom and America Movil. Because the world’s largest telecommunications service providers, including our customers, account for the bulk of global networking and communications equipment and services spending, we believe that growth in the telecommunications industry, and particularly in its key IP and ultra-broadband markets, will continue to drive the growth of our business.

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•

Strong innovation capabilities. We believe that our innovative and sustainable research and development capabilities will allow us to remain technological and market leaders in our core networking businesses going forward. We believe we have leading innovation and research and development capacities, and our research achievements have kept us at the technological forefront of key telecommunications markets, including fixed broadband networks, wireless to optical communications, green technologies and cloud computing. Through research conducted by Bell Labs, we will aim to continue to lay the foundation for new and disruptive market opportunities, and representatives from our research and development community continue to play leading roles in defining industry standards and fostering key technologies. In 2012, and for the second year running, we were named one of Thomson Reuters Top 100 Global Innovators, and we were also ranked as Technology Supersector Leader for sustainable development by the Dow Jones Sustainability Index in 2012.

•

Strong global patent portfolio. We believe that it has a strong global patent portfolio, one of the largest in the industry, and that our patent portfolio will continue to be a key competitive advantage within the telecommunications industry. The average life of our issued patents is approximately 9 years and approximately 16 years for patents pending approval. In 2012, we obtained more than 2,900 patents worldwide, resulting in a global portfolio of approximately 46,000 issued and pending patents, including 364 patents that we believe are essential to global industry standards. Our portfolio covers more than 70 diverse technologies across 40 different countries.

•

Experienced management team. Our management team has a proven track record in the telecommunications industry, including key positions at leading companies such as Vodafone, Orange, British Telecom, Genband, AT&T, Openwave and Level 3. Our management team is highly focused on achieving its goals under The Shift Plan, and we believe that it has the experience and drive necessary to implement The Shift Plan.

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1.11 RISK FACTORS

This section updates and supplements the risk factors to which the Company is exposed that are described under the heading “Risk Factors” of our 2012 20-F and should be read in conjunction therewith.

Our ten largest customers accounted for 50% of our revenues in the first half of 2013 (among which Verizon, AT&T and Sprint represented 13%, 12% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 50% of our revenues in the first half of 2013 (among which Verizon, AT&T and Sprint represented 13%, 12% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry.

An impairment of other intangible assets or goodwill would adversely affect our financial condition or results of operations.

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of June 30, 2013. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable.

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature. For instance, we accounted for an impairment loss of €4.7 billion in 2008 related to a re-assessment of our near-term outlook, our decision to streamline our portfolio and our weaker than expected CDMA business.

In addition, in 2012, we incurred the following impairment charges: €122 million for capitalized development costs, €191 million for other intangible assets and €522 million for goodwill. These impairment charges related to CDMA and GSM market conditions, where LTE technology is replacing GSM and CDMA technology faster than predicted, and our revised assumptions about the pace of the Wavelength-Division Multiplexing (or “WDM”) ramp-up and the migration to new technologies in our Optics product division.

Furthermore, the announcement made on June 19, 2013 concerning our new strategy notably includes the implementation of The Shift Plan, which will lead to additional costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain Product Divisions and principally in the Wireless Product Division. Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of the new organization as from January 1, 2013 until July 1, 2013, and, more particularly, as a result of the inclusion in the new Product Divisions of the Maintenance activity that formerly was a separate Product Division, we have allocated a significant amount of goodwill to the new Wireless Product Division.

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Based on the estimated impact of The Shift Plan on the recoverable value of certain Product Divisions, it was decided, as prescribed by IAS 36 “Impairment of Assets”, to perform a selective impairment test as of June 30, 2013 on three Product Divisions (i.e. Wireless, Optics Terrestrial and Enterprise). Assumptions taken in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift plan. As a result of this selective additional impairment test all the goodwill related to the Wireless PD was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other PDs.

If any material unfavorable change in any of the key assumptions used to determine the recoverable value of our Product Divisions, as described above in the “Presentation of Financial Information”, under the heading “Critical Accounting Policies”, were to occur, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

The Shift Plan may not yield intended results, and we may not be able to transform ourselves successfully into a cash generative business.

The Shift Plan intends to transform our Company into an IP networking and ultra-broadband specialist with a growing and cash generative business and a sound balance sheet by the end of 2015. The Shift Plan contemplates, among other things, total cost savings of € 1 billion from 2013 through 2015 and exceptional cash in-flows of € 1 billion from 2013 through 2015 (through asset dispositions and other measures), as well as plans to reduce our debt. While we believe that successful implementation of The Shift Plan is critical to our business and our ability to transform into a cash generative business with a sound balance sheet, our ability to achieve the goals set out in The Shift Plan (described in Section 1.10 “Strategy and outlook through 2015”) depends on a number of factors, many of which are beyond our control. These goals are also based on assumptions with respect to future business environment and/or decisions that are subject to change.

Factors that may prevent a successful implementation of The Shift Plan and achievement of the goals underlying The Shift Plan include the following:

•

Our expectations with respect to the cash needs, market growth, customer demand and other trends in the industry in which we operate, as well as our ability to benefit from these trends, may prove to be inaccurate, and changes in the global economy may impact our ability to implement The Shift Plan;

•

in a highly competitive market, our ability to successfully develop new and improve existing products, market our products to new or existing customers, enter new markets and otherwise grow our businesses as contemplated may fall short of targets, and we may not be able to successfully or completely transform ourselves into an IP networking and ultra-broadband specialist within the timeframe contemplated by The Shift Plan;

•	our projected cost savings and ability to achieve the efficiencies contemplated by The Shift Plan may fall short of our targets or otherwise not occur;

•

the costs to effect the initiatives contemplated by The Shift Plan may exceed our estimates, and we may not be able to realize the cash inflows we target under The Shift Plan, including if disposals expected in connection with The Shift Plan do not yield the level of net proceeds expected or if we cannot access the debt or equity capital markets, which are often volatile, or otherwise restructure or extend the maturities of our debt, on terms that are attractive or at all (See Section 3.1 of our 2012 20-F “Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.”);

•

our costs savings initiatives, including in research and development, may negatively affect our ability to develop or improve products and compete effectively in certain markets, and there is no guarantee that we will continue to be able to successfully innovate or remain technologically competitive within the key markets contemplated by The Shift Plan;

•	we may not be able to successfully monetize our patent portfolio, as a result of changing technologies or otherwise;

•	we may not realize the benefits of The Shift Plan consistently between the date of its announcement and the end of 2015, and we may not realize such benefits until after 2015 or at all;

•

many of the initiatives we are contemplating may require us to inform and consult with employees and labor representatives, and such processes may influence the timing, costs, extent of expected savings and even the feasibility of certain of the initiatives contemplated by The Shift Plan; and

•

some skilled employees may leave our Group in connection with the initiatives contemplated by The Shift Plan, and loss of their expertise may limit our ability to achieve the goals contemplated by The Shift Plan.

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While we intend to implement The Shift Plan, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits and other cost saving initiatives. In addition, there can be no assurance that The Shift Plan will not change in the future if the management team determines to make such changes. Any changes in The Shift Plan may decrease our ability to realize the projected benefits or cost savings of The Shift Plan on the time line contemplated by it.

If we are unable to realize the projected benefits or cost savings contemplated by The Shift Plan, it may negatively impact our reputation or have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, the continued efforts to implement The Shift Plan and the cost saving initiatives may divert management attention from the rest of the business and adversely affect our business.

In January 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into secured credit facilities. These Senior Secured Credit Facilities are notably secured by security over a material portion of our assets, so that in case of default under the Senior Secured Credit Facilities, a material portion of our assets may be sold in connection with the enforcement of applicable security arrangements, which in all likelihood would have a material adverse effect on our business, financial results and our ability to achieve our objectives.

The Senior Credit Facilities (which are described in detail in Section 1.8 “Liquidity and Capital Resources”, sub-heading “Capital Resources” – 2013 Senior Secured Credit Facilities) are secured by a first ranking security over (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and the other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

As the Senior Secured Credit Facilities are secured by a material portion of the Group’s assets, if we default under our Senior Secured Credit Facilities and the lenders seek to enforce the various related security interests, a material portion of our assets may be sold in connection with the enforcement of the applicable security arrangements, which in all likelihood would have a material adverse effect on our business, financial results and our ability to achieve our objectives, have a significant impact on the value of the Group and jeopardize the continuation of our business. In addition, we may be required to seek a waiver in respect of any defaults under the Senior Secured Credit Facilities, which may give rise to additional costs or require us to agree to amendments to covenants that have the effect of further restricting our operations.

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1.12 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments

Although, at June 30, 2013, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2012 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

No significant change occurred in the first half 2013.

As a result of our hedging transactions, the fixed rate part of our gross financial debt represents approximately 95 % of such debt as of June 30, 2013 compared to 90% as of December 31, 2012.

As noted in our 2012 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily, with strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

1.13 RESEARCH AND DEVELOPMENT

Cost. During the first half 2013, our research and development costs amounted to € 1,215 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and € 29 million of impact of the purchase price allocation entries for the business combination with Lucent (which impact is disclosed in Note 5b), representing 17.8 % of revenues of the period, compared to costs of € 1,227 million in the first half of 2012 (of which € 64 million of impact of the purchase price allocation entries for the business combination with Lucent), representing 18.2 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,186 million for the first half 2013 compared with € 1,163 million for the first half 2012.

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2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2013

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros except per share information)	Note	Six months ended June 30,
		2013 (a)	2013	2012 (1)
Revenues	(5) & (6)	$8,944	€6,838	€6,753
Cost of sales (2)		(6,200)	(4,740)	(4,657)
Gross profit		2,744	2,098	2,096
Administrative and selling expenses (2)		(1,388)	(1,061)	(1,244)
Research and development expenses before capitalization of development expenses		(1,581)	(1,209)	(1,218)
Impact of capitalization of development expenses		(8)	(6)	(9)
Research and development costs (2)		(1,589)	(1,215)	(1,227)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	(233)	(178)	(375)
Restructuring costs (2)	(17e)	(413)	(316)	(182)
Litigations	(17c)	(4)	(3)	1
Gain/(loss) on disposal of consolidated entities (3)		3	2	-
Impairment of assets	(8)	(722)	(552)	-
Post-retirement benefit plan amendments	(21)	125	96	30
Income (loss) from operating activities		(1,244)	(951)	(526)
Interest related to gross financial debt		(316)	(242)	(176)
Interest related to cash and marketable securities		47	36	42
Finance costs	(9)	(269)	(206)	(134)
Other financial income (loss)	(9)	(165)	(126)	(294)
Share in net income (losses) of equity affiliates		4	3	1
Income (loss) before income tax and discontinued operations		(1,674)	(1,280)	(953)
Income tax (expense) benefit	(11)	30	23	160
Income (loss) from continuing operations		(1,644)	(1,257)	(793)
Income (loss) from discontinued operations	(10)	1	1	649
Net Income (Loss)		(1,643)	(1,256)	(144)
Attributable to:
- Equity owners of the parent		(1,619)	(1,238)	(137)
- Non-controlling interests		(24)	(18)	(7)
Net income (loss) attributable to the equity owners of the parent per share
- Basic earnings (loss) per share	(12)	(0.72)	(0.55)	(0.06)
- Diluted earnings (loss) per share	(12)	(0.72)	(0.55)	(0.06)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share
- Basic earnings(loss) per share		(0.72)	(0.55)	(0.35)
- Diluted earnings (loss) per share		(0.72)	(0.55)	(0.35)
Net income (loss) of discontinued operations per share
- Basic earnings per share		0.00	0.00	0.29
- Diluted earnings per share		0.00	0.00	0.23

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3080 on June 28, 2013.

(1)	The six months ended June 30, 2012 column is re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 7.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)	Six months ended June 30,
	2013 (a)	2013	2012	(1)
Net income (loss) for the period	$(1,643)	€(1,256)	€(144)
Items to be subsequently reclassified to Income Statement	4	3	118
Financial assets available for sale	1	1	7
Cumulative translation adjustments	4	3	97
Cash flow hedging	(1)	(1)	13
Tax on items recognized directly in equity			-
Items that will not be subsequently reclassified to Income Statement	1,005	768	(444)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	967	739	(472)
Tax on items recognized directly in equity	38	29	28
Other adjustments		-	-
Total other comprehensive income/(loss) for the period	1,008	771	(326)
Total comprehensive income (loss) for the period	(634)	(485)	(470)
Attributable to:
• Equity owners of the parent	(630)	(482)	(479)
• Non-controlling interests	(4)	(3)	9

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3080 on June 28, 2013.

(1)	The six months ended June 30, 2012 column is re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros) ASSETS	Notes	June 30, 2013 (a)	June 30, 2013	December 31, 2012 (1)
Non-current assets:
Goodwill	(13)	$4,255	€3,253	€3,820
Intangible assets, net		1,471	1,125	1,175
Goodwill and intangible assets, net		5,726	4,378	4,995
Property, plant and equipment, net		1,430	1,093	1,133
Investment in net assets of equity affiliates		44	34	29
Other non-current financial assets, net		428	327	341
Deferred tax assets		1,341	1,025	985
Prepaid pension costs	(21)	3,489	2,667	2,797
Other non-current assets		608	465	428
Total non-current assets		13,066	9,989	10,708
Current assets:
Inventories and work in progress, net	(15)	2,603	1,990	1,940
Trade receivables and other receivables, net	(15)	3,343	2,556	2,860
Advances and progress payments, net	(15)	67	51	53
Other current assets		1,027	785	726
Current income taxes		111	85	118
Marketable securities, net	(18)	3,080	2,355	1,528
Cash and cash equivalents	(18)	3,372	2,578	3,401
Current assets before assets held for sale		13,603	10,400	10,626
Assets held for sale and assets included in disposal groups held for sale	(10)	80	61	20
Total current assets		13,683	10,461	10,646
Total assets		26,749	20,450	21,354

(In millions of euros) EQUITY AND LIABILITIES	Notes	June 30, 2013 (a)	June 30, 2013	December 31, 2012 (1)
Equity:
Capital stock (€ 0.05 nominal value: 2,329,431,233 ordinary shares issued at June 30, 2013, € 2 nominal value: 2,326,563,826 ordinary shares issued at June 30, 2012 and 2,326,563,826 ordinary shares issued at December 31, 2012)		$152	€116	€4,653
Additional paid-in capital		27,692	21,171	16,682
Less treasury stock at cost		(2,050)	(1,567)	(1,567)
Accumulated deficit, fair value and other reserves		(21,498)	(16,436)	(15,248)
Cumulative translation adjustments		(763)	(583)	(571)
Net income (loss) - attributable to the equity owners of the parent		(1,619)	(1,238)	(2,011)
Equity attributable to equity owners of the parent		1,914	1,463	1,938
Non-controlling interests		957	732	745
Total equity		2,871	2,195	2,683
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(21)	5,715	4,369	5,338
Convertible bonds and other bonds, long-term	(16) & (18)	6,431	4,917	3,727
Other long-term debt	(18)	256	196	227
Deferred tax liabilities		1,107	846	889
Other non-current liabilities		313	239	177
Total non-current liabilities		13,822	10,567	10,358
Current liabilities:
Provisions	(17)	2,081	1,591	1,649
Current portion of long-term debt and short-term debt	(18)	785	600	851
Customers’ deposits and advances	(15)	815	623	718
Trade payables and other payables	(15)	4,619	3,531	3,726
Current income tax liabilities		158	121	145
Other current liabilities		1,512	1,156	1,204
Current liabilities before liabilities related to disposal groups held for sale		9,970	7,622	8,293
Liabilities related to disposal groups held for sale	(10)	86	66	20
Total current liabilities		10,056	7,688	8,313
Total Equity and Liabilities		26,749	20,450	21,354

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3080 on June 28, 2013.

(1)	The 2012 column is re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Six months ended June 30, 2013 (a)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		$(1,619)	€(1,238)	€(137)
Non-controlling interests		(24)	(18)	(7)
Adjustments	(22)	1,503	1,149	(1)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(22)	(140)	(107)	(145)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(15)	(191)	(146)	(263)
Trade receivables and other receivables	(15)	357	273	315
Advances and progress payments, net	(15)	1	1	5
Trade payables and other payables	(15)	(256)	(196)	(221)
Customers’ deposits and advances	(15)	(133)	(102)	244
Other current assets and liabilities		(96)	(73)	(209)
Cash provided (used) by operating activities before interest and taxes		(458)	(350)	(274)
Interest received		50	38	41
Interest paid		(258)	(197)	(149)
Taxes (paid)/received		(64)	(49)	(37)
Net cash provided (used) by operating activities		(730)	(558)	(419)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		5	4	10
Capital expenditures		(292)	(223)	(253)
Of which impact of capitalization of development costs		(137)	(105)	(133)
Decrease (increase) in loans and other non-current financial assets		7	5	-
Cash expenditure for obtaining control of consolidated companies	(22)		-	4
Cash proceeds from losing control of consolidated companies	(22)		-	-
Cash proceeds from sale of previously consolidated and non-consolidated companies		1	1	2
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities		(1,067)	(816)	(1,156)
Net cash provided (used) by investing activities		(1,346)	(1,029)	(1,393)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(18)	(854)	(653)	(49)
Issuance of long-term debt	(18)	2,519	1,926	2
Repayment/repurchase of long-term debt	(18)	(637)	(487)	(105)
Net effect of exchange rate changes on inter-unit borrowings(2)		(39)	(30)	9
Cash proceeds (expenditures) related to changes in consolidated companies without loss of control			-	(1)
Capital increase			-	122
Dividends paid		(13)	(10)	(4)
Net cash provided (used) by financing activities		976	746	(26)
Cash provided (used) by operating activities of discontinued operations		4	3	(76)
Cash provided (used) by investing activities of discontinued operations		1	1	1,124
Cash provided (used) by financing activities of discontinued operations			-	1
Net effect of exchange rate changes		19	14	145
Net Increase (Decrease) In Cash And Cash Equivalents		(1,076)	(823)	(644)
Cash and cash equivalents at beginning of period / year		4,447	3,400	3,533
Cash and cash equivalents at beginning of period / year classified as assets held for sale		1	1	9
Cash and cash equivalents at end of period / year (3)		3,372	2,578	2,898
Cash and cash equivalents at end of period / year classified as assets held for sale		-	-	-

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3080 on June 28, 2013.

(1)	The six months ended June 30, 2012 column is re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Note 4.

(3)

Includes €772 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2013 (€ 797 million as of June 30, 2012). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

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        UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,744	(15,442)	4	(1,567)	(546)	-	3,844	747	4,591
Changes in equity for the six-month period ended June 30, 2012
Total comprehensive income (loss) for the six-month period (2)				(444)	20		81	(137)	(480)	9	(471)
Other capital increases	1,180,498	2	(2)						-	122	122
Share-based payments			(67)	79					12	-	12
Treasury stock	38,722								-	-	-
Dividends									-	(10)	(10)
Other adjustments									-	-	-
Balance at June 30, 2012(3)	2,268,382,604	4,653	16,675	(15,807)	24	(1,567)	(465)	(137)	3,376	868	4,244
Changes in equity for the last six months of 2012
Total comprehensive income (loss) for the last six months of 2012 (2)				517	10		(106)	(1,874)	(1,453)	(97)	(1,550)
Other capital increases	-	-	-						-	-	-
Share-based payments (4)			7	7					14		14
Treasury stock	1,000			1					1		1
Dividends									-	(26)	(26)
Other adjustments									-	-	-
Balance at December 31, 2012 before appropriation	2,268,383,604	4,653	16,682	(15,282)	34	(1,567)	(571)	(2,011)	1,938	745	2,683
Proposed appropriation(5)				(2,011)				2,011
Balance at December 31, 2012 after appropriation(3)	2,268,383,604	4,653	16,682	(17,293)	34	(1,567)	(571)	-	1,938	745	2,683
Changes in equity for the six-month period ended June 30, 2013
Total comprehensive income (loss) for the six-month period (2)		-	-	768			(12)	(1,238)	(482)	(3)	(485)
Capital reduction(5)		(4,543)	4,543						-		-
Other capital changes	2,867,407	6	(6)						-		-
Share-based payments(4)			(48)	59					11		11
Treasury stock	12,920									-	-
Dividends									-	(10)	(10)
Other adjustments				(4)					(4)		(4)
Balance at June 30, 2013	2,271,263,931	116	21,171	(16,470)	34	(1,567)	(583)	(1,238)	1,463	732	2,195

(1)	See Note 12a.

(2)	See unaudited interim condensed consolidated statements of comprehensive income.

(3)	First half 2012 and 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(4)	Share-based payments are re-presented to reflect the reclassification of expired stock options from additional paid-in capital to accumulated deficit.

(5)

The capital reduction decided by the Shareholders’ meeting held on May 29, 2013 was completed on June 20, 2013. The new share capital of Alcatel-Lucent is €116,471,561.65, divided into 2,329,431,233 shares with a par value of €0.05 each.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 29, 2013, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements at June 30, 2013.

NOTE 1.    Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee, or by the former Standing Interpretations Committee (“SIC”).

As of June 30, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those mandatory in the EU, with the exception of:

❖

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

The following published IASB financial reporting standards, amendments and interpretations that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014. Nevertheless, the EU allows them to be adopted early, which the Group has done:

❖	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

❖	IAS 27 “Separate Financial Statements” (issued May 2011);

❖	IFRS 11 “Joint Arrangements” (issued May 2011);

❖	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

❖	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

❖	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

❖	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

As a result, the Group’s unaudited interim condensed consolidated financial statements, for the periods presented in this document, would be no different if we had applied International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted

❖	IFRS 13 “Fair Value Measurement” (issued May 2011);

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❖	IAS 19 “Employee Benefits” (revised and issued June 2011);

❖	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

❖	Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

❖	Amendments to IFRS 1 “Government Loans” (issued March 2012), and

❖	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

Published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not endorsed

❖	IFRS 9 “Financial Instruments” (issued October 2010);

❖	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

❖	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012);

❖	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets (issued May 2013); and

❖	IFRIC Interpretation 21 “Levies” (issued May 2013).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012 included in our annual report on Form 20-F for fiscal year 2012 (the “2012 audited consolidated financial statements”) except that the Group now applies IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” as described in Note 4. The Group also applies IFRS 10, IAS 27, IAS 28 and IFRS 12 but they have no impact on these financial statements.

Unaudited interim condensed consolidated financial statements

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter, and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures.

NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of consolidated interim financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2013. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	June 30, 2013	December 31, 2012
Valuation allowance for inventories and work in progress on construction contracts	(460)	(449)

	Six months ended June 30, 2013	2012
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(71)	(171)

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b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n of our 2012 audited consolidated financial statements.

(In millions of euros)	June 30, 2013	December 31, 2012
Accumulated impairment losses on customer receivables	(140)	(120)
	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(25)	(5)

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008, 2012 and first half of 2013 (see below). The remaining outstanding net amounts as of June 30, 2013 are €1,778 million of goodwill and €601 million of intangible assets.

Capitalized development costs

(In millions of euros)	June 30, 2013	December 31, 2012
Capitalized development costs, net	419	421
	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	2	(122)

The criteria for capitalizing development costs are set out in Note 1f of our 2012 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offering for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted. Capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

A reversal of the impairment loss accounted for in 2012, for an amount of €2 million, was recorded as of June 30, 2013.

No impairment loss of net capitalized development costs was accounted for during the six months ended June 30, 2012.

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Other intangible assets

(In millions of euros)	June 30, 2013	December 31, 2012
Other intangible assets, net	706	754
	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(191)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets.

As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

A reversal of the impairment loss accounted for in 2012, for an amount of €3 million, was recorded as of June 30, 2013.

No impairment loss on other intangible assets was accounted for during the six months ended June 30, 2012.

Goodwill

(In millions of euros)	June 30, 2013	December 31, 2012
Goodwill, net	3,253	3,820
	Six months ended June 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(574)	(522)

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g of our 2012 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division (PD) is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each PD is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rate used for the 2012 annual and additional impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11% in the first half of 2013 and in 2012, respectively. The discount rate used is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

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IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g of our 2012 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The announcement made on June 19, 2013 concerning the Group’s new strategy notably includes the implementation of The Shift Plan, which will lead to additional costs. Such additional costs could have a negative impact on the carrying value of our goodwill in certain Product Divisions and principally in the Wireless Product Division.

Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of the new organization as from January 1, 2013 until July 1, 2013, and, more particularly, as a result of the inclusion in the new Product Divisions of the Maintenance activity that formerly was a separate Product Division, we have allocated a significant amount of additional goodwill to the new Wireless Product Division.

Based on the estimated impact of The Shift Plan on the recoverable value of certain Product Divisions, it was decided, as prescribed by IAS 36 “Impairment of Assets”, to perform a selective impairment test as of June 30, 2013 on three Product Divisions (i.e. Wireless, Optics Terrestrial and Enterprise). Assumptions taken in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift plan. As a result of this selective additional impairment test all the goodwill related to the Wireless PD was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other PDs.

For the Optics Terrestrial PD, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this PD as of June 30, 2013 was € 234 million, including goodwill of € 289 million.

The key assumptions used to determine the recoverable value of this PD were the following:

•	discount rate of 11%;

•	perpetual growth rate of 1.0%; and

•	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this PD by € 24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this PD by € 4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this PD by € 267 million, leading to a goodwill impairment loss of € 131 million.

For the Enterprise PD, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to € 113 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this PD as of June 30, 2013 was € 244 million.

The key assumptions used to determine the recoverable value of this PD were the following:

•	discount rate of 11%; and

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•	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this PD by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this PD by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g of our 2012 audited consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain Product Divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various Product Divisions, €431 million was recorded in the Optics Product Division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions Product Division and €8 million in the Networks Built Division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in Q4 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program, as detailed in Note 2i. The key assumptions used included, among other things, the following elements:

•	discount rate of 11%;

•	perpetual growth rates ranging from 0% to 2.5%; and

•	the Performance Program launched in 2012 that aimed to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2i).

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of Cash Generating Units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

•	discount rate of 11%;

•	perpetual growth rate of 1.5%; and

•	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

Six-month period ended June 30, 2012 selective additional impairment test of goodwill

As indicated above in this Note 2c, the annual impairment test of goodwill is, beginning in 2012, performed in November/December. We nevertheless performed an impairment test on the groups of Cash Generating Units (Note 1g of the 2012 audited consolidated financial statements) or Product Divisions (PD) for which we identified triggering events as defined in IAS 36 “Impairment of Assets” (i.e. Wireless, Optics, Managed & Outsourcing solutions and Networks built PDs). This selective additional impairment test did not result in any impairment loss.

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Due to the continuous change in the economic environment, the volatile behaviour of the financial markets and the deterioration in our adjusted operating income as compared to our budget, which led to the profit warning issued by Alcatel-Lucent on July 17, 2012, the Group assessed whether, as of June 30, 2012, there was any indication that any PD goodwill may be impaired as of June 30, 2012.

For one of our PDs (Wireline Networks), the recoverable value of its net assets slightly exceeded their carrying value as of December 31, 2011. In the context of identifying the existence of potential triggering events in the second quarter of 2012 that would justify performing an additional impairment test, we re-examined the assumptions that were made in arriving at the recoverable value of this PD as of December 31, 2011. We concluded that those assumptions were still valid, that the trends observed recently were showing some improvements and that the recoverable value of the PD’s net assets should still be higher than their carrying value as of June 30, 2012 compared to December 31, 2011. Accordingly, we performed no additional impairment test for this PD in the second quarter of 2012.

The Group also concluded that no triggering events arose in respect of all the other PDs that would justify performing an additional impairment test as of June 30, 2012, with the exception of four divisions, being the Wireless, Optics, Managed & Outsourcing Solutions and Networks Build Implementation (NBI) divisions. The assumptions that had been made in arriving at the recoverable values of these four divisions at December 31, 2011 changed between December 31, 2011 and June 30, 2012, explaining the profit warning issued on July 17, 2012. These changes in assumptions were analyzed as triggering events. Selective additional impairment tests were therefore performed (refer to Note 13), which demonstrated that, although the recoverable values of the four divisions had decreased, they still exceeded the corresponding net asset carrying values. Accordingly, no impairment loss was identified in accordance with IAS 36 requirements. The discount rate used for these selective additional impairment tests was unchanged at 11% compared to the additional impairment test performed during the fourth quarter of 2011.

However, for the Optics PD, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2012 was slightly positive and the recoverable value was based upon a value in use of € 1,527 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value (i.e. value in use) of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this Product Division as of June 30, 2012 was € 1,511 million, including goodwill of € 1,165 million.

The key assumptions used to determine the value in use of this PD were the following:

•	discount rate of 11%;

•	perpetual growth rate of 1.5%; and

•	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2012 recoverable value of this PD by €87 million, leading to a goodwill impairment loss of €71 million.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2012 recoverable value of this PD by €45 million, leading to a goodwill impairment loss of €29 million.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2012 recoverable value of this PD by €180 million, leading to a goodwill impairment loss of €164 million.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

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In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to lower asset utilization than had been previously estimated.

A reversal of this impairment accounted for in 2012, for an amount of €17 million, was recorded as of June 30, 2013 and a new impairment loss of € 4 million was accounted for on real estate assets during the six-month period ended June 30, 2013.

No impairment losses on property, plant and equipment were accounted for in the six months ended June 30, 2012.

e/ Provisions for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	June 30, 2013	December 31, 2012
Related to construction contracts	86	112
Related to other contracts	365	398
Total	451	510

For further information on the impact on the income statement of changes in these provisions, see Note 17.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	June 30, 2013	December 31, 2012
Related to the United States	797	770	(1)
Related to other tax jurisdictions	228	215
Total	1,025	985
(1)

Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l of our 2012 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2013 are € 326 million (€469 million as of June 30, 2012 and € 329 million as of December 31, 2012).

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g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our financials.

Weighted average discount rates used to determine the pension and post-retirement expense	Six months ended June 30, 2013	Six months ended June 30, 2012
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.92%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 8 million increase in pre-tax income during the first six months of 2013 (€ (64) million decrease in pre-tax income during the first six months of 2012 and € 28 million increase in pre-tax income during 2012—see Note 21). Included in the €8 million increase in pre-tax income during the first six months of 2013 was a €56 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans and a €36 million gain as a result of certain changes to the French AUXAD supplemental pension plan (included in the €28 million increase in 2012 was a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan) as described in Note 21.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and, for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately € (87) million and € 98 million, respectively.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2012 net pension and post-retirement result (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately € 52 million and € (41) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for Alcatel-Lucent’s United States’ plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1, without any quarterly update.

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Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$ 563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of our U.S. pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our Group’s U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. If the June 30, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of June 30, 2013, equity would be negatively impacted by approximately €274 million, since our U.S. management pension plan has a material investment in these asset classes and the asset ceiling described below is not applicable to this plan.

2010 U.S. Health Care Legislation

          On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected in our consolidated income statement and a €6 million profit reflected in our consolidated statement of comprehensive income, in each case for the year ended December 31, 2010 (refer to Note 9 of our 2012 audited consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 26 of our 2012 audited consolidated financial statements). One additional provision of the PPACA pertaining to the excise tax on high-cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact of such provision, working with the very limited available guidance. However, notwithstanding the uncertainty surrounding the appropriate methodology to be used, and regardless of the assumptions made, the impact was considered as not material. As additional regulatory guidance is issued, this initial assessment will be revisited.

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Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2012 audited consolidated financial statements), we estimated that, as of December 31, 2012, the excess of assets above 120% of the plan obligations was US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. occupational retirees who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this retiree life insurance liability.

h/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 26 of our 2012 consolidated financial statements. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q of our 2012 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

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As described in Notes 8, 25 and 27 of our 2012 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q of our 2012 audited consolidated financial statements, was recorded in “other financial income (loss)” in 2012 as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$(229) million or €(178.1) million for 2012.

Because of the new accounting treatment described above, the carrying value of the Alcatel-Lucent USA Inc. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). On May 14, 2013, we made an offer to purchase and cancel these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal outstanding of U.S.$ 1 million as of June 15, 2013. At June 30, 2013, and as described in Notes 16 and 18, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Further changes in estimates in respect of the 2.875% Series B convertible debentures may occur in the future, in which case the carrying value of the debentures could be further adjusted.

i/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of June 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned .

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k of our 2012 consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate total restructuring costs related to the Performance Program at €0.9 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of June 30, 2013, we had expensed €0.6 billion of restructuring costs cumulated since inception of the plan (€0.4 billion as of December 31, 2012). The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

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In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2012, from the value in use determined for the 2012 annual impairment test of goodwill and as of June 30, 2013 for the Q2 2013 additional impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a sales multiple and an operating profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

NOTE 3. Changes in consolidated companies

No material change in consolidated companies occurred during the first six months of 2013.

No material change in consolidated companies occurred during 2012 except for the following:

On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 10).

NOTE 4. Change in accounting policy and presentation

a/ Change in accounting policy

No change in accounting policy or in presentation occurred during the first six months of 2013 apart from the first application described below of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” from January 1, 2013 onwards with full retrospective application on all prior periods presented.

Main changes related to IAS 19 “Employee Benefits” (revised) are the following:

Until December 31, 2012, the financial component of a U.S. benefit plan determined in accordance with IAS 19 was the sum of the interest cost on the defined benefit obligation and the interest income on the expected return on plan assets (based on an expected rate of return on plan assets). The financial component for Alcatel-Lucent’s United States’ plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return on plan assets was reviewed annually or upon the occurrence of a significant event, such as a change in the asset allocation).

From January 1, 2013 onwards, under IAS 19 (revised), the financial component is now called “net interest on the net defined benefit liability (asset)”. The financial component is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling, with each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Also, under the revised standard, non vested prior service costs are recognized immediately while previously they were recognized over the expected remaining working lives of active employees.

Other changes are not significant.

Main changes related to IFRS 11 “Joint Arrangements” are the following:

Alda Marine and AMIRIB (Alda Marine Ile de Ré - Ile de Bréhat) are the only entities that Alcatel-Lucent consolidated using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69.4% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 30.6% of AMIRIB. Alda Marine and AMIRIB are jointly controlled (as defined by IAS 31 “Interests in Joint Ventures”) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIRIB are each viewed as joint ventures under IFRS 11 and therefore these entities are accounted for under the equity method from January 1, 2013 onwards, because joint ventures can no longer be consolidated using the proportionate method.

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The impact of these changes in accounting policies on the 2012 financial statements is presented below:

Income Statement (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012
Revenues	6,751	14,446	2	3	6,753	14,449
Cost of sales	(4,655)	(10,099)	(2)	(9)	(4,657)	(10,108)
Gross profit	2,096	4,347	-	(6)	2,096	4,341
Administrative and selling expenses	(1,244)	(2,393)	-	3	(1,244)	(2,390)
Research & development costs	(1,227)	(2,444)	-	-	(1,227)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(375)	(490)	-	(3)	(375)	(493)
Income (loss) from operating activities	(526)	(1,657)	-	(2)	(526)	(1,659)
Finance costs	(134)	(279)	-	1	(134)	(278)
Financial component of pension and post-retirement benefit costs	272	617	(328)	(744)	(56)	(127)
Other financial income (loss)	(238)	(270)	-	-	(238)	(270)
Share in net income (losses) from equity affiliates	1	2	-	3	1	5
Income tax (expense) benefit	113	(530)	47	105	160	(425)
Income (loss) from discontinued operations	649	666	-	-	649	666
Net Income (loss)	137	(1,451)	(281)	(637)	(144)	(2,088)
Attributable to:
- Equity owners of the parent	144	(1,374)	(281)	(637)	(137)	(2,011)
- Non-controlling interests	(7)	(77)	-	-	(7)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	0.06	(0.61)	(0.12)	(0.28)	(0.06)	(0.89)
- Diluted earnings per share	0.06	(0.61)	(0.12)	(0.28)	(0.06)	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	(0.22)	(0.89)	(0.13)	(0.29)	(0.35)	(1.18)
- Diluted earnings per share	(0.22)	(0.89)	(0.13)	(0.29)	(0.35)	(1.18)

Statement of Comprehensive income (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012
Net income (loss) for the period/year	137	(1,451)	(281)	(637)	(144)	(2,088)
Items to be subsequently reclassified to Income Statement	118	(4)	-	-	118	(4)
Items that will not be subsequently reclassified to Income Statement	(725)	(568)	281	639	(444)	71
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(800)	(572)	328	744	(472)	172
Tax on items recognized directly in equity	75	4	(47)	(105)	28	(101)
Other adjustments	-	-	-	-	-	-
Other comprehensive income (loss) for the period/year	(607)	(572)	281	639	(326)	67
Total comprehensive income (loss) for the period/year	(470)	(2,023)	-	2	(470)	(2,021)
Attributable to:
- Equity owners of the parent	(479)	(1,935)	-	2	(479)	(1,933)
- Non-controlling interests	9	(88)	-	-	9	(88)

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Statement of financial position (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012
Non-current assets:
Goodwill & intangible assets, net	6,120	4,995	-	-	6,120	4,995
Property, plant and equipment, net	1,228	1,164	(32)	(31)	1,196	1,133
Investment in net assets of equity affiliates	17	15	8	14	25	29
Other non-current assets	5,170	4,535	21	16	5,191	4,551
Total non-current assets	12,535	10,709	(3)	(1)	12,532	10,708
Current assets:
Inventories and work in progress, net	2,230	1,940	-	-	2,230	1,940
Trade receivables and other receivables, net	3,183	2,861	(1)	(1)	3,182	2,860
Advances and progress payments, net	61	54	(2)	(1)	59	53
Marketable securities, net & Cash and cash equivalents	5,009	4,929	(1)	-	5,008	4,929
Other current assets	971	872	(3)	(8)	968	864
Total current assets	11,454	10,656	(7)	(10)	11,447	10,646
Total assets	23,989	21,365	(10)	(11)	23,979	21,354
Capital stock, additional paid-in capital, cumulative translation adjustments less treasury stocks	19,388	19,296	(92)	(99)	19,296	19,197
Accumulated deficits, fair values & other reserves	(16,146)	(15,976)	363	728	(15,783)	(15,248)
Net income (loss) attributable to equity owners of the parent	144	(1,374)	(281)	(637)	(137)	(2,011)
Equity attributable to equity owners of the parent	3,386	1,946	(10)	(8)	3,376	1,938
Non-controlling interests	868	745	-	-	868	745
Total equity	4,254	2,691	(10)	(8)	4,244	2,683
Total non-current liabilities	11,298	10,350	10	8	11,308	10,358
Provisions	1,479	1,649	-	-	1,479	1,649
Current portion of long-term debt and short-term debt	856	857	(12)	(6)	844	851
Customers’ deposits and advances	895	718	-	-	895	718
Trade payables and other payables	3,815	3,729	7	(3)	3,822	3,726
Other current liabilities	1,392	1,371	(5)	(2)	1,387	1,369
Total current liabilities	8,437	8,324	(10)	(11)	8,427	8,313
Total Equity and Liabilities	23,989	21,365	(10)	(11)	23.979	21,354

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Statement of cash flows (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012	December 31, 2012
Net income (loss) – attributable to the equity owners of the parent	144	(1,374)	(281)	(637)	(137)	(2,011)
Non-controlling interests	(7)	(77)	-	-	(7)	(77)
Adjustments	(277)	1,450	276	626	(1)	2,076
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(140)	(1)	(5)	(11)	(145)	(12)
Change in operating working capital	73	345	7	(4)	80	341
Other current assets and liabilities	(208)	(181)	(1)	7	(209)	(174)
Interest and taxes received/(paid)	(146)	(260)	1	1	(145)	(259)
Net cash provided (used) by operating activities	(421)	(97)	2	(7)	(419)	(104)
Net cash provided (used) by investing activities	(1,397)	(1,105)	4	9	(1,393)	(1,096)
Net cash provided (used) by financing activities	(20)	2	(6)	(1)	(26)	1
Cash provided (used) by discontinued operations	1,049	1,035	-	-	1,049	1,035
Net effect of exchange rate changes	145	23	-	-	145	23
Net Increase (Decrease) in cash and cash equivalents	(644)	(142)	-	1	(644)	(141)
Cash and cash equivalents at beginning of period / year	3,534	3,534	(1)	(1)	3,533	3,533
Cash and cash equivalents at beginning of period/year classified as asset held for sale	9	9	-	-	9	9
Cash and cash equivalents at end of period / year	2,899	3,400	(1)	-	2,898	3,400
Cash and cash equivalents at end of period/year classified as asset held for sale	-	1	-	-	-	1

b/ Change in presentation

No change in presentation occurred during the first six months of 2013.

Set forth below is a discussion of the change in presentation that occurred in 2012 in addition to the new date of the annual impairment test of goodwill that we disclosed in Note 2c of our 2012 audited consolidated financial statements.

Presentation of cash received or paid to settle derivatives associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

Alcatel-Lucent subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income. In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

After swapping the funds received from these U.S.$ inter-unit borrowings into €, the central treasury department made loans in € to other Alcatel-Lucent subsidiaries, whose functional currency is the €. To mitigate the exchange risk on the inter-unit borrowings, the central treasury department put in place corresponding derivatives. The change in fair value of these derivatives is accounted for as an exchange gain or loss in “Other financial income (loss)”. The net impact on “Other financial income (loss)” resulting from both the translation into € of the U.S.$ denominated inter-unit borrowings and the corresponding derivatives is minimal, because all the funds from the borrowings were converted into €.

In the consolidated statement of cash flows, the change in fair value of the derivatives had been included in the adjustments for non-cash items, disclosed in Note 32a of our 2012 audited consolidated financial statements under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid for settlement at maturity on the derivatives had been reported in Operating Activities under the caption “Changes in other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on the cash from Operating Activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17 of our 2012 audited consolidated financial statements, beginning January 1, 2012, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the consolidated statement of cash flows and the statement of financial position.

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NOTE 5.    Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Performance Program, a new organization is effective from January 1, 2013 (see Note 2i). Beginning in 2013, we have a newly-formed Networks & Platforms Group, creating an integrated portfolio (networking, software and services), combining the strengths of Networks and S3 (Software, Services and Solutions). It is split into six business divisions: IP and Optics (both forming Core Networks), Wireless, Fixed Networks, Services & Platforms. Results of operations for the comparable 2012 period are presented according to this new organization structure.

Both Enterprise & Submarine form the Focused Businesses Group.

Managed Services Group is reported separately and is an operating segment.

Following the announcement of The Shift Plan, a new organization will be implemented from July 1, 2013 onwards.

The information by operating segment follows the same accounting policies as those used and described in these unaudited interim condensed consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by operating segment

(In millions of euros) Six months ended June 30, 2013	Networks & Platforms	Focused Businesses	Managed Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	5,759	502	419	6,680	158	6,838
Revenues from transactions with other operating segments	16	14	-	30	(30)	-
Revenues from operating segments	5,775	516	419	6,710	128	6,838
Segment operating income (loss)	(26)	10	(8)	(24)	(109)	(133)

(In millions of euros) Six months ended June 30, 2012 (1)	Networks & Platforms	Focused Businesses	Managed Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	5,487	633	465	6,585	168	6,754
Revenues from transactions with other operating segments	8	13	-	21	(21)
Revenues from operating segments	5,495	646	465	6,606	147	6,754
Segment operating income (loss)	(155)	43	(97)	(209)	(43)	(252)

(1)	Six months ended June 30, 2012 is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

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b/ Reconciliation to consolidated financial statements

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Revenues from reportable segments	6,710	6,606
Revenues from Other segment	158	168
Intersegment eliminations	(30)	(21)
Total Group revenues	6.838	6,753
Reportable segments operating income (loss)	(24)	(210)
Operating income (loss) from Other segment and unallocated amounts (2)	(109)	(42)
Segment operating income (loss)	(133)	(252)
PPA (3) adjustments (excluding restructuring costs)	(45)	(123)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(178)	(375)
Restructuring costs	(316)	(182)
Litigations	(3)	1
Gain/(loss) on disposal of consolidated entities	2	-
Impairment of assets	(552)	-
Post-retirement benefit plan amendments	96	30
Income (loss) from operating activities	(951)	(526)

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)

Including €12 million of share-based payments that were not allocated to reportable segments in the six months ended June 30, 2013 (€ 17 million for the six months ended June 30, 2012 and € 35 million in 2012).

(3)	PPA: purchase price allocation entries related to Lucent business combination.

c/ Products and services revenues

The following table sets forth revenues and other income by product and service:

	(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
	Products & services of Networks & Platforms	5,776	5,495
	IP	1,117	980
	Optics	764	859
	Wireless	1,976	1,942
	Fixed networks	873	826
	Platforms	488	435
	Services	578	453
	Other & eliminations	(20)	-
	Products & services of Focused businesses	516	646
	Managed Services	419	465
	Other	127	147
	Total	6,838	6,753
Of which:	- Products	4,663	4,633
	- Services	2,175	2,120

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
Six months ended June 30, 2013 - Revenues by customer location	428	1,058	163	424	630	3,013	630	492	6,838
Six months ended June 30, 2012 (1) - Revenues by customer location	406	1,159	238	460	655	2,533	819	483	6,753

(1)	Six months ended June 30, 2012 line is re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).

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e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2013, of our revenues, Verizon represented 13% (11% in 2012), Sprint 10% (6% in 2012) and AT&T 12% (10% in 2012).

NOTE 6.    Revenues

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Construction contract and other product & services revenues	6,737	6,617
License revenues	18	43
Rental income and other income (2)	83	93
Total	6,838	6,753

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Of which € 45 million related to R&D tax credits (mainly in France) in the first six months of 2013 (€ 46 million in the first six months of 2012 and € 86 million in 2012).

NOTE 7.    Share-based payments (stock option plans)

Impact on income (loss) from operating activities of share-based payments resulting from stock options, performance shares, restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Compensation expense for share-based payments	12	17
Presented in the income statement:
• cost of sales	3	2
• administrative and selling expenses	7	11
• research and development costs	3	4
• restructuring costs	(1)	-
Of which equity settled	11	12
Of which cash settled (1)	1	5

(1)	Includes phantom share grants and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2012 are given in Note 24c of our 2012 audited consolidated financial statements.

Subsequent event

On July 12, 2013, Alcatel-Lucent granted 22,417,900 stock options that vest over four years and have an exercise price of €1.50 per share and 2,368,500 performance shares. Using a 58% expected volatility, a 1.50% risk free rate and a 0.8% distribution rate on future income, the fair value of one stock option is €0.68 and the fair value of one performance share is €1.09. The characteristics of these stock options and performance shares regarding vesting and performance criteria are similar to those of the 2012 stock option and performance share plans.

19,864 options were exercised during the six-month period ended June 30, 2013 representing cash received of €12 thousand.

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NOTE 8.    Impairment losses recognized in the income statement

(In millions of euros) Six months ended June 30, 2013	Impairment of assets	Restructuring costs	Other – Income (loss) from operating activities	Other Financial income (loss)	Total Net Income (loss)
Impairment losses on goodwill (1)	(574)	-	-	-	(574)
Impairment losses on capitalized development costs (1)	2	-	-	-	2
Impairment losses on other intangible assets (1)	3	-	-	-	3
Impairment losses on property, plant and equipment (2)	17	(1)	(3)	-	13
Impairment losses on shares in equity affiliates	-	-	-		-
Impairment losses on financial assets (3)	-	-	-	(3)	(3)
Total - Net	(552)	(1)	(3)	(3)	(559)
of which reversal of impairment losses	23	-	-	-	23

(In millions of euros) Six months ended June 30, 2012	Impairment of assets	Restructuring costs	Other – Income (loss) from operating activities	Other Financial income (loss)	Total Net Income (loss)
Impairment losses on goodwill (1)	-	-	-	-	-
Impairment losses on capitalized development costs (1)	-	-	-	-	-
Impairment losses on other intangible assets (1)	-	-	-	-	-
Impairment losses on property, plant and equipment (2)	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (3)	-	-	(14)	-	(14)
Total - Net	-	-	(14)	-	(14)
of which reversal of impairment losses	-	-	-	-	-

(1)	Refer to Note 2c.

(2)	Refer to Note 2d.

(3)	Refer to Note 9.

NOTE 9.    Financial income (loss)

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Finance costs	(206)	(134)
Dividends	-	-
Provisions for financial risks		-
Impairment losses on financial assets	(3)	(14)
Net exchange gain (loss)	(34)	(2)
Financial component of pension and post-retirement benefit costs	(46)	(56)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	1	2
Other (2)	(44)	(224)
Other financial income (loss)	(126)	(294)
Total financial income (loss)	(332)	(428)

(1)	The six months ended June 30, 2012 column is re-presented to reflect the impact of the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Six months ended June 30, 2013: of which €(26) million related to a net loss on debts repurchased during the second quarter of 2013 (see Note 18).

Six months ended June 30, 2012: of which €(27) million related to the repurchase of Lucent’s 2.875% Series B convertible debentures in the first quarter of 2012 and of which a loss of €(178) million (U.S.$(229) million) related to the change of estimated future cash flows in respect of Lucent’s 2.875 % Series B convertible debentures in the second quarter of 2012 (see Notes 25 and 27c of our 2012 audited consolidated financial statements).

(3)	Six months ended June 30, 2013: of which €(16) million related to a net loss in Venezuela due to the devaluation of the local currency.

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NOTE 10.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2012 and the first six months ended June 30, 2013 are as follows:

•	in the six-month period ended June 30, 2013: settlements of litigations related to businesses disposed of in prior periods and follow-up of Genesys business disposal;

•

in 2012: settlements of litigations related to businesses disposed of in prior periods, the Genesys business excluding Brazil before the disposal on February 1, 2012 and the Genesys business in Brazil from January 1, 2012 to the date of the disposal of this portion of the Genesys business (June 1, 2012).

(In millions of euros) Income statement of discontinued operations	Six months ended June 30, 2013	Six months ended June 30, 2012
Revenues	-	26
Cost of sales	-	(10)
Gross profit	-	16
Administrative and selling expenses	-	(14)
Research and development costs	-	(5)
Income (loss) from operations	-	(3)
Financial income (loss)	-	(1)
Income tax (expense) benefit	-	(20)
Income (loss) from discontinued operations before capital gain (loss)	-	(24)
Net capital gain (loss) on disposal of discontinued operations	1	-
Capital gain on disposal of Genesys net of related costs and taxes	-	673
Income (loss) from discontinued operations	1	649

Other assets held for sale concern real estate property sales in progress at June 30, 2013 and December 31, 2012. At June 30, 2013, they also concern the assets and liabilities of Alcatel-Lucent Networks Services GmbH, which we intend to sell before year-end in the context of the transfer of the E-Plus managed services business to ZTE.

(In millions of euros) Statement of financial position	Six months ended June 30, 2013	December 31, 2012
Goodwill	4	-
Operating working capital	7	-
Cash	-	1
Pension reserves	(8)	-
Other assets and liabilities	(19)	(3)
Total assets & liabilities of disposal groups held for sale	(16)	(2)
Assets of disposal groups held for sale	50	18
Liabilities related to disposal groups held for sale	(66)	(20)
Real estate properties and other assets held for sale	11	2
Other liabilities held for sale	-	-
Assets held for sale and assets included in disposal groups held for sale	61	20
Liabilities related to disposal groups held for sale	(66)	(20)

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The cash flows of discontinued operations for the six months ended June 30, 2013 and June 30, 2012 are as follows:

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Net income (loss)	1	649
Net cash provided (used) by operating activities (A)	3	(76)
Capital expenditures (B)	-	(1)
Free cash flow (A) + (B)	3	(77)
Net cash provided (used) by investing activities excluding capital expenditures (C)	1	1,125
Net cash provided (used) by financing activities (D)	-	1
Total (A) + (B) + (C) + (D)	4	1,049

NOTE 11. Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Current income tax (expense) benefit	(33)	(19)
Deferred taxes related to the purchase price allocation for the Lucent business combination (2)	25	134
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	(22)	-
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	5	(11)
Deferred taxes related to Lucent’s 2.875% Series A convertible debentures (5)	-	-
Other deferred income tax (expense) benefit, net (6)	48	56
Deferred income tax benefit (expense), net	56	179
Income tax benefit (expense)	23	160

(1)	Six months ended June 30, 2012 column is re-presented to reflect the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(3)	Related to the post-retirement plan amendments described in Note 26f of our 2012 audited consolidated financial statements and in Note 21.

(4)

Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j of our 2012 audited consolidated financial statements, Note 4 and Note 21).

(5)	Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 25 and 27 of our 2012 audited consolidated financial statements).

(6)

The six months ended June 30, 2013 impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the 2012 annual impairment test of goodwill performed in the fourth quarter of 2012. The six months ended June 30, 2012 impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S.

NOTE 12. Earnings per share

a/ Number of shares comprising the capital stock

Number of shares	Six months ended June 30, 2013	Six months ended June 30, 2012
Number of ordinary shares issued (share capital)	2,329,431,233	2,326,563,826
Treasury shares	(58,167,302)	(58,181,222)
Number of shares in circulation	2,271,263,931	2,268,382,604
Weighting effect of shares issued for stock options exercised	(1,203,994)	(578,084)
Weighting effect of treasury shares	(12,189)	(9,737)
Number of shares used for calculating basic earnings per share	2,270,047,748	2,267,794,783

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

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Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Net income (loss) attributable to the equity owners of the parent - basic	(1,238)	(137)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(1,238)	(137)

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

Number of shares	Six months ended June 30, 2013	Six months ended June 30, 2012
Weighted average number of shares - basic	2,270,047,748	2,267,794,783
Dilutive effects:	-
- Equity plans (stock options, RSU)	-	-
- Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	-	-
- 7.75 % convertible securities	-	-
- 2.875 % Series A convertible securities	-	-
- 2.875 % Series B convertible securities	-	-
Weighted average number of shares - diluted	2,270,047,748	2,267,794,783

Earnings (loss) per share, attributable to the owners of the parent (in euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Basic	(0.55)	(0.06)
Diluted	(0.55)	(0.06)

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

c/ Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30, 2013	Six months ended June 30, 2012
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,179,491	58,190,959
Number of Alcatel-Lucent share equivalents	-	-

d/ Shares subject to future issuance:

	June 30, 2013	June 30, 2012
Number of stock options not exercised	140,621,923	171,069,173

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Six months ended June 30, 2013	Six months ended June 30, 2012
Equity plans (stock options, RSU)	22,193,261	-
Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	249,705,788	309,597,523
7.75 % convertible securities	37,557,287	37,557,287
2.875 % Series A convertible securities	64,559,350	-
2.875 % Series B convertible securities	796,713	-

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NOTE 13. Impairment test of goodwill

June 30, 2013 selective additional impairment test of goodwill

This selective additional impairment test of goodwill resulted in an impairment loss of €574 million related to the Wireless PD (see Notes 2c and 8). In those groups of Cash Generating Units (CGU) (see Note 1g of our 2012 audited consolidated financial statements) in respect of which this selective additional impairment test was performed, the data and assumptions used were as follows:

(In millions of euros) June 30, 2013 selective additional impairment tests	Net carrying amount of goodwill (1)	Difference between recoverable value (A) and carrying value of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics Terrestrial division (2)	289	136	11%	Fair value (3)
Enterprise division (2)	244	113	11%	Fair value (3)
Wireless division	-	-	11%	Fair value (3)
Other CGU	2,720	Not applicable	Not applicable	Not applicable
TOTAL NET	3,253

(1)	At the date of the selective impairment test (i.e. June 30, 2013).

(2)	Key assumptions taken to determine the recoverable value of this Product Division (PD) and sensitivity analysis of these assumptions are detailed in Note 2c.

(3)

As defined in Note 2c. Growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values was +1%.

Specific impairment test as of January 1, 2013 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2013 (see Note 5), a specific impairment test was performed as of January 1, 2013 on the goodwill relating to the Product Divisions that changed. The remaining goodwill as of December 31, 2012 was reallocated to the new Product Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

No impairment loss was accounted for in connection with this specific impairment test.

2012 Annual impairment test of goodwill

In those groups of CGU (see Note 1g of our 2012 audited consolidated financial statements) in which there is significant goodwill and in respect of which these selective additional impairment tests were performed, the data and assumptions used were as follows:

(In millions of euros) 2012 Annual test	Net carrying amount of goodwill (1)		Difference between recoverable value (A) and carrying value of the net assets (B) (A) – (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	852	(2)	0	11.0%	1.5%	Fair value (3)
Maintenance division	1,590		1,441	11.0%	1.0%	Value in use (3)
Other CGU	1,378		-	11.0%	0% to 2.5%	Value in use or Fair value (3) (4)
Total net	3,820	(1)

(1)	At the date of the annual impairment test (performed at December 31, 2012).

(2)	The carrying value is after a €522 million impairment charge accounted for in 2012 of which €431 million related to the Optics division.

(3)	As defined in Note 2c and in Note 1g of our 2012 audited consolidated financial statements.

(4)

Growth rates for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +0% and +2.5%, depending on the Group’s Cash Generating Units.

Six-month period ended June 30, 2012 selective additional impairment test of goodwill

As indicated in Note 2c, the annual impairment test of goodwill is, beginning in 2012, performed in November/December. We nevertheless performed an impairment test on the groups of Cash Generating Units or Product Divisions for which we identified triggering events as defined in IAS 36 “Impairment of Assets” (i.e. Wireless, Optics, Managed & Outsourcing solutions and Networks built PDs). This selective additional impairment test did not result in any impairment loss.

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In those groups of CGU in which there is significant goodwill and in respect of which this selective additional impairment test was performed, the data and assumptions used were as follows:

(In millions of euros) June 30, 2012 selective additional impairment tests	Net carrying amount of goodwill (1)	Difference between recoverable value (A) and carrying value of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics division (2)	1,165	16	11%	Value in use	(3)
Other CGU	3,292	-	Not applicable	Not applicable
TOTAL NET	4,457

(1)	At the date of the selective impairment test (i.e. June 30, 2012).

(2)

As defined in Note 2c. Growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values was +1.5%.

(3)	Key assumptions taken to determine the recoverable value of this PD and sensitivity analysis of these assumptions are detailed in Note 2c.

NOTE 14. Investment in net assets of equity affiliates

a/ Investment in net assets of equity affiliates

(In millions of euros)	Value
	June 30, 2013	December 31, 2012 (1)
Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9
Alda Marine	13	11
AMIRIB	5	3
Other (less than €10 million each)	7	6
Investment in net assets of equity affiliates	34	29

(1)	2012 is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	June 30, 2013	December 31, 2012 (1)
Carrying amount at January 1, 2013 or 2012, as applicable	29	21
Change in equity affiliates accounted for under the equity method	1	2
Share of net income (loss)	3	5
Net effect of exchange rate changes	1	2
Other changes	-	(1)
Carrying amount at June 30 or at December 31, as applicable	34	29

(1)	2012 is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

NOTE 15. Operating working capital

(In millions of euros)	June 30, 2013	December 31, 2012 (1)
Inventories and work in progress, net	1,990	1,940
Trade receivables and other receivables, net (2)	2,556	2,860
Advances and progress payments, net	51	53
Customers’ deposits and advances	(623)	(718)
Trade payables and other payables	(3,531)	(3,726)
Operating working capital, net	443	409

(1)	2012 is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

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(In millions of euros)	December 31, 2012(1)	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2013
Inventories and work in progress	2,388	146	-	(85)	2,449
Trade receivables and other receivables (2)	2,980	(273)	-	(11)	2,696
Advances and progress payments, net	53	(1)	-	(1)	51
Customers’ deposits and advances	(718)	102	-	(7)	(623)
Trade payables and other payables	(3,726)	196	2	(3)	(3,531)
Operating working capital, gross	977	170	2	(107)	1,042
Cumulated valuation allowances	(568)	-	-	(31)	(599)
Operating working capital, net	409	170	2	(138)	443

(1)	2012 is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

NOTE 16. Compound financial instruments

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2015
	June 30, 2013	December 31, 2012
Statement of financial position
Equity component	61	98
Equity	61	98
Convertible bonds - due after one year	746	902
Convertible bonds - due within one year and interest paid and payable	20	25
Financial debt	766	927
Income statement
Finance costs relating to gross debt	(46)	(92)

(In millions of euros)	7.75 % Lucent		2.875 % Series A, Lucent		2.875 % Series B, Lucent
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Statement of financial position
Equity component	57	63	22	22	-	11
Equity	57	63	22	22	-	11
Convertible bonds - due after one year	667	656	52	51	1	-
Convertible bonds - due within one year and interest paid and payable	2	2	-	-	-	570	(1)
Financial debt	669	658	52	51	1	570
Income statement
Finance costs relating to gross debt	(32)	(66)	(2)	(4)	(19)	(36)

(1)	Includes € 1 million of accrued interest on Lucent Series B as of December 31, 2012.

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

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The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at June 30, 2013	$ 94,969,668	$ 1,172,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

During the year 2012, we repurchased Lucent 2.875% Series B convertible bonds for a nominal value of U.S.$ 115.5 million.

As explained in Note 2h, we re-assessed at the end of the second quarter of 2012 the reliability of the future estimated cash flows related to Lucent’s 2.875 % Series B convertible debentures, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders will ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$(229) million (€(178.1) million, see Note 9) at end of December 31, 2012 and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

The outstanding nominal value of the Series B convertible debentures was US$ 765 million just before June 15, 2013. By this date, a nominal value of US$ 764 million of Series B debentures had been presented for reimbursement pursuant to our purchase offer of May 14, 2013 (see Note 2h). The US$ 764 million plus accrued interest was paid in cash to the bondholders. For the remaining US$ 1 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2019 is too far in the future and too many uncertainties exist concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2019. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding Series B convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2025.

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80

Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

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NOTE 17. Provisions

a/ Balance at closing

	(In millions of euros)	June 30, 2013	December 31, 2012
	Provisions for product sales	451	510
	Provisions for restructuring	474	456
	Provisions for litigation	122	150
	Other provisions	544	533
	Total (1)	1,591	1,649
(1) Of which:	portion expected to be used within one year	1,185	1,003
	portion expected to be used after one year	406	646

b/ Change during the six-month period ended June 30, 2013

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2013
Provisions for product sales	510	180	(166)	(65)	-	(8)	451
Provisions for restructuring	456	241	(214)	(7)	-	(2)	474
Provisions for litigation	150	6	(24)	(7)	-	(3)	122
Other provisions	533	110	(91)	(17)	-	9	544
Total	1,649	537	(495)	(96)	-	(4)	1,591
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments		(280)		76			(204)
- Restructuring costs		(240)		7			(233)
- Litigations (1)		(2)		-			(2)
- Post-retirement benefit plan amendments		-		-			-
- Other financial income (loss)		(13)		4			(9)
- Income taxes		(1)		9			8
- Income (loss) from discontinued operations		(1)		-			(1)
Total		(537)		96			(441)

(1)	See Note 17c below.

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved for such disputes as of June 30, 2013.

In particular, we received a tax assessment at the end of 2012 confirming the German tax authorities’ position with regard to the tax impact of the contribution to Thales of our former railway signalling business. It could represent a potential negative impact of €140 million before interest and penalties (€ 174 million including interest and penalties as of June 30, 2013). Nothing was reserved, as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, the same as for the initial underlying transaction that occurred in 2006. In accordance with applicable law, we have declined to make the payment, although interest will accrue on the obligation were it finally determined that the tax was due, and therefore our 2012 and first half 2013 cash flow statements were not impacted.

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c/ Analysis of litigation provisions

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2013
FCPA litigation	32	-	(19)	-	-	-	13
Fox River litigation	15	2	(3)	-	-	-	14
Madrid building litigation	12	-	-	-	-	-	12
Sub-total – material litigations (1)	59	2	(22)	-	-	-	39
Other provisions	91	4	(2)	(7)	-	(3)	83
Total	150	6	(24)	(7)	-	(3)	122
(In millions of euros)	2012						Six months ended June 30, 2013
Effect on the income statement of material litigations:
- Change in the provisions	-	(2)					(2)
- FX hedging on FCPA litigation	2						(1)
Total	2	(2)					(3)

(1)

Related to material litigations as defined in Note 1n of our 2012 audited consolidated financial statements: the FCPA litigation disclosed in Note 35b of our 2011 audited consolidated financial statements, the Fox River litigation disclosed in Note 33 to our 2012 audited consolidated financial statements (Lucent’s separation agreements) and the Madrid building litigation disclosed in Note 34e of our 2010 audited consolidated financial statements.

d/ Analysis of restructuring provisions

(In millions of euros)	June 30, 2013	December 31, 2012
Opening balance	456	294
Utilization during period (restructuring cash outlays)	(214)	(340)
Restructuring costs (social costs and other monetary costs)	233	479
Reversal of discounting impact (financial loss)	-	6
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(1)	17
Closing balance	474	456

e/ Restructuring costs

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Social costs - Restructuring reserves	(181)	(100)
Other monetary costs - Restructuring reserves	(52)	(35)
Other monetary costs - Payables	(82)	(39)
Valuation allowances or write-offs of assets	(1)	(8)
Total restructuring costs	(316)	(182)

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NOTE 18.    Financial debt

(In millions of euros)	June 30, 2013	December 31, 2012 (1)
Marketable securities – short term, net	2,355	1,528
Cash and cash equivalents	2,578	3,401
Cash, cash equivalents and marketable securities	4,933	4,929
(Convertible and other bonds – long-term portion)	(4,917)	(3,727)
(Other long-term debt)	(196)	(227)
(Current portion of long-term debt and short-term debt)	(600)	(851)
(Financial debt, gross)	(5,713)	(4,805)
Derivative interest rate instruments – other current and non-current assets	12	33
Derivative interest rate instruments – other current and non-current liabilities(2)	(39)	-
Loan to joint venturer – financial asset (loan to co-venturer)	16	23
Cash (financial debt), net before FX derivatives	(791)	180
Derivative FX instruments on financial debt – other current and non-current assets(3)	11	2
Derivative FX instruments on financial debt – other current and non-current liabilities(3)	(14)	(35)
Cash (financial debt), net	(794)	147
Cash (financial debt), net – assets held for sale	-	-
Cash (financial debt), net – including discontinued activities	(794)	147

(1)	2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Include the market value of the embedded derivatives linked to our credit facilities closed in 2013 (see below).

(3)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$ /€) related to intercompany loans.

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a/ Bonds and credit facilities

Balances at December 31, 2012 and at June 30, 2013:

(In millions of euros)	December 31, 2012	Currency translation impact	Other changes during the first six months of 2013	June 30, 2013
Borrowed by Alcatel-Lucent USA Inc.:
- Senior Secured Facility(1) - € 298 M (2) due January 2019	-	-	298	298
- Senior Secured Facility(1) - US$ 1,741 M (2) due January 2019	-	5	1,326	1,331
- Asset Sale Facility(1) - US$ 500 M (2) due August 2016	-	2	380	382
Issued by Alcatel-Lucent:
- Oceane 5.00% - € 807 M (2) due January 2015	1,000	-	(193)	807
- 6.375% - € 284 M (2) due April 2014(3)	462	-	(178)	284
- Senior Notes 8.50% - € 425 M (2) due January 2016	500	-	(75)	425
Issued by Lucent:
- 7.75% - US$ 931 M (3) due March 2017(4)	732	7	-	739
- 2.875% - US$ 95 M (2) Series A due June 2023(4)(5)	74	-	-	74
- 2.875% - US$ 1 M (2) Series B due June 2025(4)(5)	606	3	(608)	1
- 6.50% - US$ 300 M (2) due January 2028	204	2	-	206
- 6.45% - US$ 1,360 M (2) due March 2029	928	8	-	936
Sub-total	4,506	27	950	5,483
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(98)	-	37	(61)
Equity component of Lucent’s 2.875 % Series A convertible debentures	(22)	-	-	(22)
Equity component of Lucent’s 2.875 % Series B convertible debentures	(11)	-	11	0
Equity component of other convertible bonds issued by Lucent	(63)	-	6	(57)
Fair value of interest rate instruments relating to bonds and credit facilities, and expenses included in the calculation of the effective interest rate	(15)	(1)	(102)	(118)
Carrying amount of bonds and credit facilities	4,297	26	902	5,225

(1)

Our credit facilities have a floating interest rate and include written floors with a strike (trigger) at 1%. Given the level of the US$ Libor and the Euribor, these written floors are currently “in the money”, that is, they have been triggered. Thus the rates of these credit facilities are currently equal to the strike of the floor (1%) plus the credit spread, namely 7.50% for the €298 million facility due January 2019, 7.25% for the US$1,741 million facility due January 2019, and 6.25% for the US$500 million due August 2016.

(2)	Face amounts outstanding as at June 30, 2013.

(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.

(4)	See Note 25 of our 2012 audited consolidated financial statements for details on redemption options.

(5)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

Changes during July 2013 and the six-month period ended June 30, 2013:

•	July 2013 – Subsequent event

On June 26, 2013, Alcatel-Lucent launched an issuance of OCEANE convertible bonds maturing on July 1, 2018 (the “Bonds”) in an initial nominal amount of approximately € 548 million. The nominal value per Bond was set at € 1.80, giving a premium of approximately 37% over the reference share price of Alcatel-Lucent’s shares listed on the regulated market NYSE-Euronext in Paris.

            The purpose of the issuance, which is part of The Shift Plan (Alcatel-Lucent’s three-year program to industrially reposition the Company as a specialist in IP Networking and Ultra-broadband, while significantly reducing costs and addressing its debt profile), is to extend the maturity of the Group’s indebtedness.

The nominal amount of the issuance was increased to a nominal amount of € 629 million due to the exercise in full of the over-allotment option. The settlement date of the offering was July 3, 2013.

The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential adjustments.

The Bonds will bear interest, at an annual rate of 4.25%, payable semi-annually in arrears on January 1, and July 1, of each year, commencing January 1, 2014 (or, if it is not a business day, the following business day), i.e. approximately € 0.03825 per Bond per semester. With respect to the period from and including July 3, 2013, the issue date, up to and including December 31, 2013, the amount of interest that will be payable on January 2, 2014, will amount to approximately € 0.03794 per Bond.

The Bonds were issued at par on July 3, 2013. At the option of Alcatel-Lucent, the Bonds may be subject to an early redemption under certain conditions.

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The Bonds are rated CCC by Standard & Poor’s and Caa1 by Moody’s.

A prospectus was submitted to the approval of the Autorité des Marchés Financiers (the “AMF”, the French stock exchange regulator) in order to list the Bonds on NYSE Euronext Paris. The AMF approved the listing prospectus for the Bonds on Euronext Paris under number 13-305 dated June 26, 2013.

The Bonds were privately placed in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the French Monetary and Financial Code (Code Monétaire et Financier), without making a public offering in any country (including France).

During July 2013, a nominal value of €748 million of the Oceane 5.00 % due January 2015 (carrying value of €691 million) was repurchased for a cash consideration of €780 million (without accrued interest). The negative impact on the income statement, to be accounted for in Other financial income (loss) during Q3 2013, represents a €(89) million loss.

The impact of the issuance on the financial debt by maturity of the Oceane due July 1, 2018 and the repurchases made in July 2013 are presented in Note 18b below.

•	Closing of credit facilities:

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and most of the subsidiaries of the Group and Alcatel-Lucent as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into senior secured credit facilities that were syndicated in January 2013 and which comprise:

•

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternate Base Rate (“ABR”) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

•

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; with a quarterly amortization of 0.25% of nominal; and

•

A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and also with a quarterly amortization of 0.25% of nominal.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to these facilities does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity, or make certain investments, and (v) dispose of, or transfer within the Group, assets constituting the collateral of the secured financing.

In accordance with IAS 39, the floor conditions on the variable interest rate of those facilities have been accounted for as embedded derivatives and separated from the host contracts (the credit facilities). The fair values at inception of the three floors have been valued at U.S.$ 10 million for the asset sale facility of U.S.$ 500 million, U.S.$ 46 million for the credit facility of U.S.$ 1,750 million, and € 7 million for the credit facility of € 300 million. These fair values have been subtracted from the nominal value of the facilities and recorded as interest rate derivatives and included in the Net Debt Cash as defined and disclosed above. The change in these fair values of €10 million during the first semester is recorded in “other financial income (loss)”.

In addition, fees related to the issuance of those credit facilities were also subtracted from the nominal value, giving the following carrying values of the facilities: U.S.$ 470 million for the asset sale facility of U.S.$ 500 million, U.S.$ 1,633 million for the credit facility of U.S.$ 1,750 million and € 283 million for the credit facility of € 300 million. The net cash proceeds are reported in the cash flow statements on the line item “issuance of long-term debt” for an aggregate amount of € 1,917 million. The difference between the nominal value and the carrying value of the facilities is amortized to finance costs over the life of the debt.

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•	Repurchases (redemption before maturity date):

On April 30, 2013, the Group made a tender offer valid until May 15, 2013 for the purchase of certain of its outstanding notes and bonds, up to a maximum aggregate amount of €750 million.

As a result, on May 21, 2013, the following bonds and notes were partially bought back and cancelled:

•	2014 Notes issued by the Company:

-	Nominal value repurchased: €172,033,000

-	Cash amount paid by the Company, excluding accrued interest: €179,774,485

The 2014 Notes issued by the Company were the subject of additional repurchases in the course of June 2013 for a nominal amount of €5,754,000 and a cash amount paid by the Company, excluding accrued interest, of €6,000,442. In addition, the interest rate swaps, which were hedging the part of debt repurchased, were cancelled, generating a cash gain of €6,777,000.

•	OCEANE 2015 issued by the Company:

-	Nominal value repurchased: €193,450,304

-	Cash amount paid by the Company, excluding accrued interest: €195,726,190

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

•	2016 Senior Notes issued by the Company:

-	Nominal value repurchased: €75,243,000

-	Cash amount paid by the Company, excluding accrued interest: €80,133,795

A total net loss of €(26) million related to all these repurchases was recorded in “other financial income (loss)” in the second quarter of 2013 (see Note 9).

•	Redemption before maturity date due to the existence of an optional redemption date:

At the holder’s option, the Lucent 2.875% Series B convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at the first optional redemption date, i.e. June 15, 2013.

The outstanding nominal value of the Series B convertible debentures was equal to US$ 765 million just before June 15, 2013. At this date, US$ 764 million in nominal value of these debentures were redeemed for US$ 764 million in cash, plus accrued interest.

•	Lucent 2.875% Series B convertible debentures:

-	Nominal value redeemed: US$763,828,000

Because of the new accounting treatment applied in Q2 2012 (see Note 2h), the carrying amount of the Lucent 2.875% Series B convertible debentures was equal to the nominal value of the debentures as of June 15, 2013. No gain or loss related to the partial redemption, therefore, was recorded.

Changes in 2012:

•	Extension or redemption:

The remainder of the bonds initially issued in July and October 2010 (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were not extended further by Alcatel-Lucent and were redeemed.

•	Repurchases (redemption before maturity date):

In 2012, US$ 115.5 million in nominal value of the Lucent 2.875% Series B convertible debentures were bought back for US$ 110 million in cash, excluding accrued interest, and then cancelled.

•	Lucent 2.875% Series B convertible debentures:

-	Nominal value repurchased: US$ 115,500,000

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The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

A loss of €(27) million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 9).

b/ Analysis by maturity date and type of rate

Breakdown of the debt by maturity date

	(In millions of euros)	June 30, 2013	July 2013 issuance & repurchases (1)	After July 2013 issuance & repurchases	June 30, 2012 (2)	December 31, 2012 (2)
	Current portion of long-term debt	396	-	396	586	570
	Short-term debt	204	-	204	258	281
	Financial debt due within one year	600	-	600	844	851
Of which:	- within 3 months	187	-	187	110	228
	- between 3 and 6 months	10	-	10	20	602
	- between 6 and 9 months	10	-	10	115	10
	- over 9 months	393	-	393	599	11
	from July 1, 2013 to December 31, 2013					-
	from July 1, 2014 to December 31, 2014	17	-	17	8	604
	2014					-
	2015	913	(691)	222	585	1,049
	2016	879	-	879	1,027	495
	2017	684	-	684	492	593
	2018 and thereafter	2,620	505 (4)	3,125	1,888	1,213
	Financial debt due after one year (3)	5,113	(186)	4,927	4,000	3,954
	Total	5,713	(186)	5,527	4,844	4,805

(1)	Issuance and repurchases of financial debt disclosed in Note 18a “Changes during July 2013 – Subsequent event” only.

(2)	Q2 2012 & 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(3)

The convertible securities may be retired earlier based on early redemption or buy back options. See Note 25 of our 2012 audited consolidated financial statements. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

(4)

Estimated carrying value corresponding to a nominal value of €629 million, an estimated equity component (the computation of which is not yet finalized) of €(113) million and issuance fees of €(11) million.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 95% of the total gross debt as of June 30, 2013 compared to 90% at the end of 2012. The 95% as of June 30, 2013 takes into account the floor currently applicable to our secured credit facilities (described above), which has the effect of rendering the current interest rate under the facilities a fixed rate.

c/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent)

At July 29, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term unsecured debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B-	CCC	B	Stable	June 21, 2013	June 21, 2013

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At July 29, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term unsecured debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 (1)	n.a	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	CCC	n.a	Stable	June 21, 2013	June 21, 2013

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

Moody’s: On June 26, 2013 Moody’s assigned a provisional Caa1 rating to the new OCEANE convertible bonds issued by Alcatel-Lucent and converted the provisional B1 rating of the senior secured term loan raised into by Alcatel-Lucent USA Inc. on January 30, 2013 into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional (P) B1 rating to the 2013 Senior Secured Credit Facilities described above. This rating will be confirmed following the review of the final transaction documentation.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B2 rating is in the B category, which also includes B1 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the new OCEANE convertible bonds issued by Alcatel-Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities entered into by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group’s long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I has been lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

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The CCC ratings for the trust preferred securities of Lucent Technologies Capital Trust I and the Group’s long term unsecured debt are in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2013

Given its current short-term ratings and the lack of liquidity of the French commercial paper /“billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended for one year from April 5, 2012 to April 5, 2013. Therefore, since April 5, 2012, €837 million was the amount that was available under this credit facility.

The availability of this syndicated credit facility of €1.4 billion was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent had complied every quarter with the financial covenant that was included in the facility.

The facility was cancelled at the closing of the financing transaction described in Note 18a – Bonds and credit facilities - Changes during the six-month period ended June 30, 2013.

NOTE 19. Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value. The amendment requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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Assets and Liabilities measured at Fair Value on a recurring basis:

	June 30, 2013				June 30, 2012				December 31, 2012
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value	1	148	6	155	2	136	6	144	1	146	7	154
Financial assets at fair value through profit or loss	-	2,300	-	2,300	-	2,037	-	2,037	-	1,431	-	1.431
Currency derivatives	-	19		19	-	61	-	61	-	29	-	29
Interest-rate derivatives - hedging	-	11	-	11	-	31	-	31	-	33	-	33
Interest-rate derivatives - other	-	-	-	-	-	2	-	2	-	-	-	-
Cash equivalents (1)	206	108	-	314	614	135	-	749	906	133	-	1,039
Total	207	2,586	6	2,799	616	2,402	6	3,024	907	1,772	7	2,686
Liabilities
Currency derivatives	-	(36)	-	(36)	-	(40)	-	(40)	-	(40)	-	(40)
Interest-rate derivatives - hedging	-	(39)	-	(39)	-	-	-	-	-	-	-	-
Interest-rate derivatives - other	-	(1)	-	(1)	-	(3)	-	(3)	-	(1)	-	(1)
Total	-	(76)	-	(76)	-	(43)	-	(43)	-	(41)	-	(41)

1)

Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2013 and 2012, and between 2012 and 2011.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

•	loans and long-lived assets that have been reduced to fair value when they are held for sale;

•

the remeasurement of investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and

•	identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non-recurring basis at June 30, 2013, June 30, 2012 or December 31, 2012.

NOTE 20. Financial assets transferred

a/ Receivables transferred that are not derecognized in their entirety

            Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position as we are substantially keeping all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

These receivables represented an amount of €244 million as of June 30, 2013 (€ 166 million as of December 31, 2012 and €163 million as of June 30, 2012) included in our financial debt (other financial debt).

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b/ Receivables sold without recourse

Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2013	December 31, 2012
Outstanding amounts of receivables sold without recourse (1)	1,049	1,111

(1)	Without recourse in case of payment default by the debtor. See accounting policies in Note 1q/i of our 2012 audited consolidated financial statements.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Impact on cash flows from operating activities	(62)	(106)

NOTE 21. Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see Note 1j of our 2012 audited consolidated financial statements), which allows for the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits. From January 1, 2013 onwards, Alcatel-Lucent applies the new requirements of IAS 19 “Employee Benefits” (revised) as described in Note 4.

98% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were remeasured as of June 30, 2013. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) were remeasured. The impact of not remeasuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were increases in interest rates and differences between actual change of fair value of plan assets and interest income on these plans and benefit payments. Actuarial losses of € (1,019) million (of which € (1,030) million related to pensions and € 11 million related to post-retirement benefits) resulted from the difference between the actual change of the fair value of plan assets compared to the interest income on plan assets, and actuarial gains of € 1,870 million (of which € 1,655 million related to pensions and € 215 million related to post-retirement benefits) resulted from a decrease of plan obligations mainly due to discount rate increases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual change of fair value of plan assets and interest income on these plans. Actuarial losses of € (21) million resulted from the difference between the actual change of the fair value of plan assets compared to the interest income on plan assets, and actuarial gains of € 265 million were related to a decrease of plan obligations due to discount rate updates.

The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2013 were updated and are as follows:

Discount rate	June 30, 2013	June 30, 2012	December 31, 2012
US - Pension	4.06%	3.50%	3.30%
US - Post-retirement health care and other	3.63%	3.07%	2.84%
US - Post-retirement life	4.37%	3.75%	3.60%
Euro – Pension	3.25%	3.25%	2.75%
UK - Pension	4.75%	4.25%	4.25%

The change, recognized in the statement of comprehensive income, in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC14 effect during the six-month period ended June 30, 2013 was €(356) million and related only to pensions (€(108) million at June 30, 2012 and €(86) million at December 31, 2012).

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Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2013			June 30, 2012 (1)			December 31, 2012 (1)
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	95	(2,636)	(2,541)	40	(2,991)	(2,951)	40	(2,991)	(2,951)
Operational charge	(37)	(1)	(38)	(36)	(2)	(38)	(71)	(3)	(74)
Financial income	(6)	(41)	(47)	-	(56)	(56)	(16)	(111)	(127)
Curtailment (2)	1	-	1	-	-	-	25	-	25
Post-retirement benefit plan amendments (3)	36	56	92	-	30	30	144	60	204
Total recognized in profits (losses)	(6)	14	8	(36)	(28)	(64)	82	(54)	28
Actuarial gains and (losses) for the period	869	226	1,095	(297)	(67)	(364)	305	(47)	258
Asset ceiling limitation and IFRIC14 effect	(356)	-	(356)	(108)	-	(108)	(86)	-	(86)
Total recognized in Statement of comprehensive income (4)	513	226	739	(405)	(67)	(472)	219	(47)	172
Contributions and benefits paid	91	1	92	90	7	97	177	13	190
420 transfer	-	-	-	-	-	-	(393)	393	-
Change in consolidated companies	8	-	8	-	-	-	-	-	-
Other (reclassifications and exchange rate changes)	21	(29)	(8)	12	(86)	(74)	(30)	50	20
Net asset (liability) recognized at the end of the period	722	(2,424)	(1,702)	(299)	(3,165)	(3,464)	95	(2,636)	(2,541)
Of which:
- Prepaid pension costs	2,667	-	2,667	2,798	-	2,798	2,797	-	2,797
- Pension, retirement indemnities and post-retirement benefits liability	(1,945)	(2,424)	(4,369)	(3,097)	(3,165)	(6,262)	(2,702)	(2,636)	(5,338)

(1)	First half 2012 and 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Accounted for in restructuring costs.

(3)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(4)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued activities, which are excluded in the above table.

Funded status

(In millions of euros)	June 30, 2013	June 30, 2012	December 31, 2012
Benefit obligation	(27,417)	(32,307)	(30,104)
Fair value of plan assets	27,321	30,130	28,796
Funded status	(96)	(2,177)	(1,308)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,606)	(1,287)	(1,233)
Net amount recognized	(1,702)	(3,464)	(2,541)

2013 French AUXAD pension plan amendment

AUXAD is a French supplemental pension plan for the portion of income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme. Starting January 1, 2013, the plan has been amended to be fully aligned with the conditions of the French AGIRC scheme (General Association of Pension Institutions for Managerial Staff). Amendments include changes in the contribution rate, in the pensions for beneficiaries having a certain number of children, in certain technical elements and in the retirement age. These changes were accounted for in the “Post-retirement benefit plan amendments” line item of the first half 2013 unaudited condensed consolidated income statement during 2013 as a €36 million gain.

2013 U.S. Long Term Disability plan amendment

U.S. long-term disabled former employees continue their medical coverage through the active employee plans, with no contribution requirements. Long-term medical benefits have been removed from the active management plan, with a May 1, 2013 effective date and from the active occupational plan with a July 1, 2013 effective date. Starting July 1, 2013, long-term medical benefits are provided by the retiree medical plan. Under that plan, contributions are required and participants with severe disability can be eligible for the Medicare Advantage Preferred Provider Organization, resulting in a gain of U.S.$5 million during 2013. This gain was accounted for in the “Post-retirement benefit plan amendments” line item of the first half 2013 unaudited condensed consolidated income statement.

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2013 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. On February 15, 2013, Alcatel-Lucent and its unions agreed to a two-year extension of retiree healthcare benefits until December 31, 2016, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2015 and by U.S.$40 million for 2016. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the first half 2013 unaudited condensed consolidated income statement for an amount of U.S.$73 million.

2012 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 24, 2014. In April 2012, Alcatel-Lucent and its unions agreed to a seven-month extension of retiree healthcare benefits from May 25, 2013 until December 31, 2013, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent and its unions agreed further to a one-year extension of retiree healthcare benefits until December 31, 2014, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2014. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement for an amount of U.S.$77 million.

2012 U.S. pension lump sum offer for deferred vested participants

During the third and fourth quarters of 2012, Alcatel-Lucent offered the deferred vested participants in the defined benefit pension plan for U.S. management employees and in the U.S. inactive occupational pension plan the right to elect a lump sum payment rather than a pension payment during a specific window period (the window period only applies to deferred vested participants that cannot apply permanently for the lump sum payment). Because the current IAS 19 discount rate was lower than the pension/lump sum conversion rate, that difference resulted in a one-time credit that was recorded when the lump sum payment was made. This credit was U.S.$174 million during 2012. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

2012 Switzerland pension plan amendment

At the beginning of 2012, several amendments (increase of savings contribution, decrease of the conversion rate, decrease of the benefits paid in case of death of a pensioner, decrease of death benefit) were made to the Swiss pension plan resulting in a gain of €9 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

2012 Regulations affecting U.S. qualified pension plan funding requirements

From the regulatory perspective – which determines pension funding requirements – the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding by establishing “corridors” around a 25-year average rate, which will increase the interest rates to be used for funding valuations. According to a preliminary assessment of the Group’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

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NOTE 22. Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Net income (loss) attributable to the equity owners of the parent	(1,238)	(137)
Non-controlling interests	(18)	(7)
Adjustments:
- Depreciation and amortization of tangible and intangible assets	342	455
Of which impact of capitalized development costs	111	142
- Impairment of assets	552	-
- Post-retirement benefit plan amendments	(96)	(30)
- Changes in pension and other post-retirement benefit obligations, net	(7)	(4)
- Provisions, other impairment losses and fair value changes	130	49
- Repurchase and change in estimates of bonds	33	202
- Net (gain) loss on disposal of assets	(4)	(9)
- Share in net income (losses) of equity affiliates (net of dividends received)	(3)	1
- (Income) loss from discontinued operations	(1)	(649)
- Finance costs and interest on tax litigations	215	132
- Share-based payments	11	12
- Taxes	(23)	(160)
Sub-total of adjustments	1,149	(1)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(107)	(145)

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Free cash flow

(In millions of euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 (1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		(107)	(145)
Change in operating working capital (1)	(15)	(170)	80
Other current assets and liabilities (2)		(73)	(209)
Net cash provided (used) by operating activities before interest and taxes		(350)	(274)
Of which
- restructuring cash outlays	(17d )	(214)	(162)
- contribution and benefits paid on pensions and OPEB	(21)	(92)	(97)
Interest received/(paid)		(159)	(108)
Taxes received/(paid)		(49)	(37)
Net cash provided (used) by operating activities		(558)	(419)
Capital expenditures		(223)	(253)
Free cash flow		(781)	(672)

(1)	Six months ended June 30, 2012 column is re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Including amounts received from discounted receivables (refer to Note 20b).

(3)	Including amounts received from the sale of French R&D tax credits (“credits d’impôt recherche”) disclosed in Note 20a.

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	-
Cash and cash equivalents of newly consolidated entities	-	4
Total – net impact on cash flows of obtaining control	-	4
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	-	-
Cash and cash equivalents of formerly consolidated entities	-	-
Total – net impact on cash flows of losing control	-	-

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NOTE 23. Contractual obligations and off balance sheet commitments

a/ Contractual obligations

We have certain contractual obligations that extend beyond June 30, 2014. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2013 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2013 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)	Payment deadline
Contractual payment obligations	Less than one year	7/1/2014- 12/31/2015	2016-2017	2018 and after	Total
Financial debt (excluding finance leases)	585	1,799	701	2,603	5,688
Finance lease obligations (1)	15	10	-	-	25
Equity component of convertible bonds	-	83	57	-	140
Sub-total - included in statement of financial position	600	1,892	758	2,603	5,853
Finance costs on financial debt (2)	356	517	535	1,000	2,408
Operating leases	180	282	158	197	817
Commitments to purchase fixed assets	34	-	-	-	34
Unconditional purchase obligations (3)	799	450	244	108	1,601
Sub total - commitments not included in statement of financial position	1,369	1,249	937	1,305	4,860
Total contractual obligations (4)	1,969	3,141	1,695	3,908	10,713

(1)	Of which € 11 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 16. If all outstanding debentures at June 30, 2013 were not redeemed at their respective put dates, an additional finance cost of approximately € 20 million would be incurred until redemption at their respective contractual maturity dates (of which € 8 million in 2014-2017 and the remaining part in 2018 or later).

(3)

Of which € 972 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2013 unaudited interim condensed consolidated financial statements (refer to Note 21).

b/ Off balance sheet commitments

On June 30, 2013, our off-balance sheet commitments and contingencies amounted to € 1,940 million, consisting primarily of € 1,244 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 1,940 million is approximately € 236 million in customer financing provided by us, of which € 43 million is available for customers to draw.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

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Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros) Off-balance sheet contingent commitments	June 30, 2013	June 30, 2012
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,244	1,172
Discounted notes receivable with recourse (1)	-	-
Other contingent commitments (2)	686	718
Sub-total - Contingent commitments	1,930	1,890
Secured borrowings (3)	10	6
Total - Off-balance sheet commitments and secured borrowings (4)	1,940	1,896

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20b.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table as they are included in the balance sheet of the first half 2013 unaudited interim condensed consolidated financial statements (see Note 21). Refer also to Note 26 of our 2012 audited consolidated financial statements for a summary of our expected contributions to these plans.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in our first half 2013 unaudited interim condensed consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries”, as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 0 million as of June 30, 2013 (€ 1 million as of June 30, 2012).

In connection with our consent solicitation to amend the indenture pursuant to which Alcatel-Lucent USA Inc.’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, we issued a full and unconditional guaranty of these debentures on December 29, 2006. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions

Outsourcing transaction with Hewlett Packard

On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”)., with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €88 million of these restructuring costs were incurred during the six months period ended June 30, 2013 (€31 million in 2012 of which €30 million during the first six months). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us (including €6 million of onerous lease, that is, a lease commitment with no corresponding use of the leased premises or asset). €5 million of these supplemental costs were incurred during the six months period ended June 30, 2013 (€6 million in 2012 of which €2 million during the first six months).

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As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payment obligations table above, representing € 11 million in finance lease obligations as of June 30, 2013 (€10 million as of December 31, 2012).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately € 514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately € 514 million in purchase commitments, €311 million represents our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represents our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of June 30, 2013, our remaining total purchase commitment was €165 million (€226 million as of December 31, 2012). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the € 200 million restructuring costs mentioned above and with a remaining commitment of € 711 million as of June 30, 2013) and

•

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years (with a remaining commitment of € 96 million as of June 30, 2013).

These two commitments are included in the contractual payment obligations table presented above, under the heading “Unconditional purchase obligations” for the remaining balance as of June 30, 2013.

Other Commitments – Contract Manufacturers/Electronic Manufacturing Services (EMS) providers

We outsource a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on our demand forecasts from suppliers in our approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based upon historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that EMSs have with their suppliers for parts meant to be integrated into our products. In the first half of 2013, we recorded a charge of € 12 million for excess inventory commitments with our EMS providers compared to a charge of € 25 million in 2012 (of which € 14 million was during the first half of 2012).

We generally do not have minimum purchase obligations in our contract-manufacturing relationships with EMS providers and therefore the Contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favor of Louis Dreyfus Armateurs

During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favor of Louis Dreyfus Armateurs (“LDA”), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

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Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs was always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of June 30, 2013.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €14 million (U.S.$ 18 million) as of June 30, 2013 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA (€15 million in 2012). In the first half of 2013, a payment of €3 million (U.S.$ 3 million) was made to NCR Corporation (€1 million in 2012) and an increase of this provision in the amount of €2 million (U.S.$ 2 million) was accounted for based upon NCR Corporation’s increase of the amount of the claim it asserted against AT&T Corp and Alcatel-Lucent (a reversal of €1 million was accounted for in 2012). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our first half 2013 unaudited interim condensed consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for U.S.$36 million of lease obligations as of June 30, 2013 (U.S.$47 million of lease obligations as of December 31, 2012), that were assigned to Avaya and purchasers of other businesses that were divested (the lease obligations associated with LSI Corporation expired in June 2013). The remaining terms of these assigned leases and the corresponding guarantees range from one month to seven years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments, during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €284 million on June 30, 2013, taking into account amounts bought back in the first half of 2013). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

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NOTE 24. Contingencies

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (“ASB”), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. At this early stage we do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and have launched an internal review into this matter.

Regarding the proceedings in Costa Rica, in its December 2012 order, the Court of Appeals (which also found on procedural grounds all of the individual defendants not guilty) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. At this point, it is not possible to determine what impact, if any, this development will have on Alcatel-Lucent.

There was no other significant event during the first six months of 2013 regarding the litigation matters disclosed in Note 36 of our 2012 audited consolidated financial statements, and no significant new litigation has been commenced since December 31, 2012.

NOTE 25. Events after the statement of financial position date

There were no events that should be disclosed or adjusted that occurred between June 30, 2013, the date of the first half 2013 statement of financial position, and July 29, 2013, the date when the Board of Directors authorized the unaudited interim condensed consolidated financial statements for issue, except for the non adjusting event related to the grant of stock options and performance shares in July 2013 (see Note 7) and the issuance of a new convertible bond and repurchases of financial debt in July 2013 (see Note 18a and b).

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Investor Relations

Alcatel-Lucent

3, avenue Octave Gréard

75007 Paris

France

Tel + 33 1 40 76 10 10

www.alcatel-lucent.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2013

By:	/s/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer

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